Exhibit 99.1

Scotiabank reports second quarter results

Toronto, May 31, 2016 – Scotiabank reported second quarter net income of $1,584 million compared to $1,797 million in the same period last year. Diluted earnings per share were $1.23, compared to $1.42 in the same period a year ago. Return on equity was 12.1% compared to 15.1% last year.

During the second quarter, the Bank recorded a restructuring charge of $278 million after tax ($378 million pre-tax). Adjusting for the restructuring charge, net income increased 4% to $1,862 million and diluted earnings per share rose 3% to $1.46 compared to last year. Return on equity was 14.4% compared to 15.1% a year ago.

“The strength of our results this quarter underscores the continued strong performance of both our Canadian Banking and International Banking businesses,” said Brian Porter, President and CEO of Scotiabank. “Both businesses delivered solid asset and deposit growth and our strategy to deepen relationships with our customers has translated into growth. Partly offsetting our earnings growth were elevated loan losses in the energy sector, which are expected to decline beginning next quarter.

“Canadian Banking generated solid gains in both personal and commercial banking, which contributed to stronger operating results. A consistent focus on improving our business mix led to very strong deposit growth which supported targeted growth in assets that produce attractive returns for our shareholders.

“International Banking delivered a third consecutive quarter of at least $500 million of earnings. Earnings increased 12% from last year notwithstanding an elevated level of loan losses that are expected to decline over the second half of this year. The Pacific Alliance countries of Mexico, Peru, Chile and Colombia continued to deliver robust loan and deposit growth, which we expect to continue and reinforces our enthusiasm about the longer term potential for these markets.

“Customer behaviours and preferences continue to evolve, and Scotiabank is driving a digital transformation across all customer touch points in order to deliver a consistently excellent customer experience. The Bank’s investments to reduce structural costs, including this quarter’s restructuring charge, will contribute to the digital transformation of the Bank. Combined, these efforts should result in notable improvements in our productivity.

“We are investing to better serve our customers and deliver long-term value to our shareholders. Our efforts are positioning us for continued growth and our team is working together to build an even better bank.

“The Bank’s Common Equity Tier 1 capital ratio remains strong at 10.1%.”

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 65 for details.

Financial Highlights

	As at and for the three months ended			For the six months ended
(Unaudited)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Operating results ($ millions)
Net interest income	3,518	3,519	3,198	7,037	6,367
Net interest income (TEB(1))	3,521	3,521	3,202	7,042	6,376
Non-interest income	3,076	2,846	2,739	5,922	5,433
Non-interest income (TEB(1))	3,126	2,993	2,852	6,119	5,633
Total revenue	6,594	6,365	5,937	12,959	11,800
Total revenue (TEB(1))	6,647	6,514	6,054	13,161	12,009
Provision for credit losses	752	539	448	1,291	911
Non-interest expenses	3,817	3,568	3,224	7,385	6,421
Provision for income taxes	441	444	468	885	945
Provision for income taxes (TEB(1))	494	593	585	1,087	1,154
Net income	1,584	1,814	1,797	3,398	3,523
Net income attributable to common shareholders	1,489	1,730	1,727	3,219	3,376
Operating performance
Basic earnings per share ($)	1.24	1.44	1.43	2.68	2.78
Diluted earnings per share ($)	1.23	1.43	1.42	2.66	2.77
Adjusted diluted earnings per share(1) ($)	1.48	1.44	1.43	2.92	2.79
Return on equity(1) (%)	12.1	13.8	15.1	13.0	14.7
Productivity ratio (%) (TEB(1))	57.4	54.8	53.3	56.1	53.5
Core banking margin (%) (TEB(1))	2.38	2.38	2.41	2.38	2.41
Financial position information ($ millions)
Cash and deposits with financial institutions	61,215	75,253	60,664
Trading assets	101,367	104,276	113,120
Loans	466,845	476,553	435,958
Total assets	894,961	919,613	837,161
Deposits	609,313	630,891	575,281
Common equity	48,947	50,896	46,712
Preferred shares	3,439	3,284	2,934
Assets under administration(1)	453,467	452,562	445,773
Assets under management(1)	179,405	179,004	176,795
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%)	10.1	10.1	10.6
Tier 1 capital ratio (%)	11.4	11.2	11.9
Total capital ratio (%)	13.6	13.4	13.9
Leverage ratio (%)	4.1	4.0	4.1
CET1 risk-weighted assets(2) ($ millions)	356,866	374,457	328,688
Liquidity coverage ratio (%)	121	124	123
Credit quality
Net impaired loans(3) ($ millions)	2,347	2,335	2,172
Allowance for credit losses ($ millions)	4,402	4,354	3,694
Net impaired loans as a % of loans and acceptances(3)	0.49	0.48	0.48
Provision for credit losses as a % of average loans and acceptances (annualized)	0.64	0.45	0.41	0.54	0.41
Common share information
Closing share price ($) (TSX)	65.80	57.39	66.53
Shares outstanding (millions)
Average – Basic	1,203	1,203	1,210	1,203	1,213
Average – Diluted	1,228	1,225	1,231	1,225	1,233
End of period	1,203	1,203	1,210
Dividends per share ($)	0.72	0.70	0.68	1.42	1.34
Dividend yield(4) (%)	4.9	4.9	4.2	4.8	4.1
Market capitalization ($ millions) (TSX)	79,140	69,015	80,499
Book value per common share ($)	40.70	42.32	38.61
Market value to book value multiple	1.6	1.4	1.7
Price to earnings multiple (trailing 4 quarters)	11.8	9.9	11.6
Other information
Employees	89,610	89,297	87,324
Branches and offices	3,151	3,161	3,244
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Credit valuation adjustment (CVA) risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier 1 and Total capital ratios, respectively, in 2016.
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(4)	Based on the average of the high and low common share prices for the period.

2    Scotiabank Second Quarter Report 2016

Contents

4	Management’s Discussion and Analysis
6	Group Financial Performance and Financial Condition
	6	Financial results
	8	Risk management
	23	Financial position
	23	Capital management
	24	Common dividend
	24	Financial instruments

	25	Selected credit instruments
	25	Off-balance sheet arrangements
	25	Regulatory developments
26	Accounting Policies and Controls
	26	Accounting policies and estimates
	26	Future accounting developments
	27	Changes in internal control over financial reporting
	27	Related party transactions

27	Economic Outlook
28	Business Segment Review
35	Quarterly Financial Highlights
36	Share Data
38	Condensed Interim Consolidated Financial Statements (unaudited)
43	Notes to the Condensed Interim Consolidated Financial Statements
65	Shareholder Information

Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2015 Annual Report under the headings “Overview-Outlook,” for Group Financial Performance “Outlook,” for each business segment “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank (See “Controls and Accounting Policies—Critical accounting estimates” in the Bank’s 2015 Annual Report, as updated by this document); global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section starting on page 66 of the Bank’s 2015 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 Annual Report under the heading “Overview-Outlook,” as updated by this document; and for each business segment “Outlook”. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections.

The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2016    3

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS

The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2016, compared to corresponding periods. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2015 Annual Report. This MD&A is dated May 31, 2016.

Additional information relating to the Bank, including the Bank’s 2015 Annual Report, are available on the Bank’s website at www.scotiabank.com, as well, the Bank’s 2015 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. These non-GAAP measures are used throughout this report and defined below.

Adjusting for the restructuring charge:

	For the three months ended April 30, 2016			For the six months ended April 30, 2016
	Reported	Restructuring charge	Adjusted	Reported	Restructuring charge	Adjusted
Net income ($ millions)	$1,584	$278	$1,862	$3,398	$278	$3,676
Diluted earnings per share	$1.23	$0.23	$1.46	$2.66	$0.23	$2.89
Return on equity	12.1%	2.3%	14.4%	13.0%	1.1%	14.1%

Adjusted diluted earnings per share

The adjusted diluted earnings per share is calculated as follows:

	For the three months ended			For the six months ended
($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net income attributable to common shareholders (diluted) (refer to Note 17)	$1,514	$1,749	$1,743	$3,263	$3,410
Adjusted for:
Amortization of intangible assets, excluding software (after tax)	20	20	15	40	30
Restructuring charge (after tax)	278	–	–	278	–
Adjusted net income attributable to common shareholders (diluted)	$1,812	$1,769	$1,758	$3,581	$3,440
Weighted average number of diluted common shares outstanding (millions)	1,228	1,225	1,231	1,225	1,233
Adjusted diluted earnings per share(1)	$1.48	$1.44	$1.43	$2.92	$2.79
(1)	Adjusted diluted earnings per share calculations are based on full dollar and share amounts.

Assets under administration (AUA)

AUA are assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.

Assets under management (AUM)

AUM are assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.

Core banking assets

Core banking assets are average earning assets excluding bankers’ acceptances and average trading assets within Global Banking and Markets.

Core banking margin (TEB)

This ratio represents net interest income (on a taxable equivalent basis) divided by average core banking assets. This is consistent with the Bank’s Consolidated Statement of Income presentation where net interest income from trading operations is recorded in trading revenues included in non-interest income.

Operating leverage (TEB)

The Bank defines operating leverage as the rate of growth in total revenue (on a taxable equivalent basis), less the rate of growth in non-interest expenses.

Productivity ratio (TEB)

Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue (on a taxable equivalent basis).

Regulatory capital and liquidity ratios

Regulatory capital ratios, such as Common Equity Tier 1, Tier 1, Total Capital, Leverage and Liquidity Coverage ratios, have standardized meanings as defined by the Office of the Superintendent of Financial Institutions, Canada.

4    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders as a percentage of average common shareholders’ equity.

With respect to the Bank’s main business segments the Bank attributes capital that approximates 9.5% of Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.

Tax normalization adjustment of net income from associated corporations

For business line performance assessment and reporting, net income from associated corporations, which is an after-tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Taxable equivalent basis

The Bank analyzes net interest income, non-interest income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in either net interest income or non-interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment. The TEB gross up to net interest income, non-interest income, total revenue, and provision for income taxes is presented below:

	For the three months ended			For the six months ended
TEB Gross up ($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net interest income	$3	$2	$4	$5	$9
Non-interest income	50	147	113	197	200
Total revenue and provision for taxes	$53	$149	$117	$202	$209

Scotiabank Second Quarter Report 2016    5

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance and Financial Condition

Financial results

The Bank’s net income for the second quarter was $1,584 million compared to $1,797 million in the same period last year and $1,814 million last quarter. Diluted earnings per share were $1.23, compared to $1.42 in the same period a year ago and $1.43 last quarter. Return on equity was 12.1% compared to 15.1% last year and 13.8% last quarter.

During the second quarter, the Bank recorded a restructuring charge of $278 million after tax ($378 million pre-tax). Adjusting for the restructuring charge, net income increased 4% to $1,862 million and diluted earnings per share rose 3% to $1.46 compared to last year. Return on equity was 14.4% compared to 15.1% a year ago.

The Bank’s earnings this quarter were marked by higher loan loss provisions, primarily to the energy sector and to a lesser extent, exposures in Puerto Rico, generally offset by a gain on sale of a non-core lease financing business in Canada and a reduction in remuneration costs related to modifications of certain employee benefits.

Impact of foreign currency translation

The table below reflects the estimated impact of foreign currency translation on key income statement items.

($ millions)	For the three months ended		For the six months ended
	April 30, 2016 vs. April 30, 2015	April 30, 2016 vs. January 31, 2016	April 30, 2016 vs. April 30, 2015
Canadian/U.S. dollar exchange rate (average)
April 30, 2016	$1.325	$1.325	$1.349
January 31, 2016		$1.372
April 30, 2015	$1.249		$1.205
% change	6.1%	(3.4)%	11.9%
Impact on income:(1)
Net interest income	$(46)	$(73)	$53
Non-interest income(2)	54	(17)	155
Non-interest expenses	43	64	(24)
Other item (net of tax)	(9)	18	(50)
Net income	$42	$(8)	$134
Earnings per share (diluted)	$0.03	$(0.01)	$0.11

Impact by business line:
Canadian Banking	$3	$(1)	$12
International Banking(2)	22	5	87
Global Banking and Markets	5	(16)	39
Other(1)(2)	12	4	(4)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Financial results commentary

Net income

Q2 2016 vs Q2 2015

Net income was $1,584 million compared to $1,797 million. Adjusting for the impact of the restructuring charge this quarter, net income was up 4%. This quarter experienced significantly higher provision for credit losses, mostly offset by a gain on the sale of a non-core lease financing business and lower employee benefit costs. As well, higher revenues and the positive impact of foreign currency translation were partly offset by higher expenses and a higher tax rate.

Q2 2016 vs Q1 2016

Net income was $1,584 million compared to $1,814 million. Adjusting for the impact of the restructuring charge, net income was up 3%. This quarter experienced significantly higher provision for credit losses, mostly offset by a gain on the sale of a non-core lease financing business and lower employee benefit costs. As well, higher revenues were partly offset by higher expenses and a higher tax rate.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net income was $3,398 million compared to $3,523 million. Adjusting for the impact of the restructuring charge, net income was $3,676 million, an increase of $153 million or 4% over last year. Higher provision for credit losses and higher expenses were more than offset by a gain on sale of a non-core lease financing business, acquisitions, the positive impact of foreign currency translation, and lower employee benefit costs.

Net interest income

Q2 2016 vs Q2 2015

Net interest income (on a taxable equivalent basis) was $3,521 million, up $319 million or 10%, from $3,202 million, primarily due to growth in retail and commercial loans in International Banking, U.S. corporate loans in Global Banking and Markets, and automotive and credit card loans in Canadian Banking, as well as the impact of acquisitions.

6    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The core banking margin was 2.38%, a slight decrease from 2.41% last year. Higher margins in Canadian Banking and International Banking were more than offset by lower contributions from asset/liability management activities, including the impact of higher volumes of lower yielding investment securities.

Q2 2016 vs Q1 2016

Net interest income (on a taxable equivalent basis) was unchanged. Asset growth in International Banking and Global Banking and Markets was offset by the impact of the shorter quarter, and the negative impact of foreign currency translation.

The core banking margin remained stable at 2.38%. Higher margins in Canadian Banking and International Banking were offset by lower contributions from asset/liability management activities, including the impact of higher volumes of lower yielding investment securities.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net interest income (on a taxable equivalent basis) was $7,042 million compared to $6,376 million, up 10%. This increase was attributable to strong loan growth in International Banking and Global Banking and Markets, as well as growth in consumer auto loans and credit cards in Canadian Banking.

The core banking margin was 2.38%, a slight decrease from 2.41% last year, driven by lower contributions from asset/liability management activities, including the impact of higher volumes of lower yielding investment securities, as well as a lower margin in Global Banking and Markets. Partially offsetting was an increase in the Canadian Banking margin.

Non-interest income

Q2 2016 vs Q2 2015

Non-interest income (on a taxable equivalent basis) was $3,126 million compared to $2,852 million, up 10%. The increase resulted from higher banking revenues, higher net gain on investment securities, and the gain on sale of a non-core lease financing business in Canada of $116 million this quarter. Acquisitions and foreign currency translation also positively impacted the quarter. Partially offsetting were lower wealth management, underwriting and advisory, and trading revenues.

Q2 2016 vs Q1 2016

Non-interest income (on a taxable equivalent basis) was up $133 million or 4%. The increase was due to higher underwriting and advisory fees, higher net gain on investment securities, acquisitions and the gain on sale of a non-core lease financing business in Canada. These were partially offset by lower trading and wealth management revenues and the negative impact of foreign currency translation.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest income (on a taxable equivalent basis) was $6,119 million, up $486 million or 9%. Strong growth in banking revenues coupled with the favourable impact of acquisitions and foreign currency translation, as well as the gain on sale of a non-core lease financing business in Canada contributed to the increase year over year. Partly offsetting were lower underwriting and advisory fees, trading revenues and net gain on investment securities.

Provision for credit losses

Q2 2016 vs Q2 2015

The provision for credit losses was $752 million, up from $448 million. The increase was driven primarily by higher commercial provisions related to energy exposures in both Global Banking and Markets and International Banking. As well, International Banking increased provisions against a few commercial accounts in Puerto Rico. Canadian Banking retail provisions also increased, driven by growth in higher spread products. The Bank increased its collective allowance against performing loans by $50 million this quarter, primarily relating to the energy sector.

Q2 2016 vs Q1 2016

The provision for credit losses was up $213 million from $539 million driven by increases in International Banking, Global Banking and Markets, and the collective allowance against performing loans.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Provision for credit losses increased $380 million to $1,291 million from $911 million primarily due to higher provisions related to energy exposures and the increase in collective allowance against performing loans.

Non-interest expenses

Q2 2016 vs Q2 2015

Non-interest expenses were $3,817 million, up $593 million or 18%. Adjusting for the impact of the restructuring charge and acquisitions, expenses increased $60 million or 2%, primarily in technology and professional fees reflecting the continued investment in technology and efficiency initiatives. Partially offsetting were lower employee benefit costs and the favourable impact of foreign currency translation. The productivity ratio was 57.4%, or 51.7% adjusted for the restructuring charge, compared to 53.3%.

The restructuring charge will enable the Bank to enhance its customer experience, drive a digital transformation and improve its productivity. The restructuring charge, recorded in the Other segment, arises from a structural cost reduction program that relates primarily to changes in Canadian Banking and organization-wide structural changes. These strategic efforts will better position the Bank for long-term growth. The Bank expects this cost reduction program will generate expense reductions of $350 million in 2017 growing to a run-rate savings of approximately $750 million in 2019.

Scotiabank Second Quarter Report 2016    7

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2016 vs Q1 2016

Non-interest expenses increased $249 million or 7%. Adjusting for the impact of the restructuring charge and acquisitions, expenses declined by 5%. Reductions were primarily due to a shorter quarter, lower post-retirement benefit costs of $62 million and reduced share-based compensation. The productivity ratio was 57.4%, or 51.7% adjusted for the restructuring charge, compared to 54.8%.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest expenses were $7,385 million, up 15%. Adjusting for the impact of the restructuring charge and acquisitions, expenses increased by $273 million or 4%, across most categories reflecting continued investment in growth initiatives. This was partially offset by lower employee benefit costs and the positive impact of foreign currency translation. The productivity ratio was 56.1%, or 53.2% adjusted for the restructuring charge, compared to 53.5%. Operating leverage, adjusted for the restructuring charge, was positive 0.5%.

Taxes

The effective tax rate was 21.8%, up from 20.7% last year and 19.7% last quarter. This was due primarily to lower tax-exempt income in the current quarter, partially offset by a lower tax rate on the gain on sale of a non-core lease financing business this quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

The effective tax rate was 20.7% down from 21.2% due mainly to a lower tax rate on the gain on sale of a non-core lease financing business this period.

Risk management

The Bank’s risk management policies and practices are unchanged from those outlined in pages 66 to 98 of the Bank’s 2015 Annual Report.

Credit risk

Provision for credit losses

Q2 2016 vs Q2 2015

The provision for credit losses was $752 million, up $304 million, including an increase in the collective allowance against performing loans of $50 million. The provision for credit losses ratio was 64 basis points compared to 41 basis points.

In Canadian Banking, the provision for credit losses was $204 million, up $35 million, due primarily to higher provisions in the retail portfolio driven by growth in relatively higher spread loans, partly offset by the credit mark benefit on acquired portfolios of $23 million. The provision for credit losses ratio was 28 basis points compared to 24 basis points.

In International Banking, the provision for credit losses was $380 million, up $114 million, driven primarily by higher commercial provisions in Colombia, largely related to one account, along with a few accounts in Puerto Rico. Retail provisions increased primarily in Latin America, with higher provisions in Peru and Chile largely offset by lower provisions in Mexico and Colombia. In the Caribbean and Central America, retail provisions were flat. Overall, provisions reflect a higher credit mark benefit on acquired portfolios at $50 million compared to $3 million last year. The provision for credit losses ratio increased by 31 basis points to 150 basis points.

In Global Banking and Markets, the provision for credit losses was $118 million up from $13 million, due primarily to provisions on a small number of loans in the energy sector. The provision for credit losses ratio increased to 57 basis points from 8 basis points.

Q2 2016 vs Q1 2016

The provision for credit losses was up $213 million, including an increase in the collective allowance against performing loans of $50 million. The remaining increase was due primarily to higher provisions in the energy sector, Puerto Rico and the Canadian retail portfolio.

In Canadian Banking, the provision for credit losses was up $10 million from $194 million due mainly to higher provisions in the retail portfolio driven by growth in relatively higher spread loans, partly offset by a higher credit mark benefit on acquired portfolios of $5 million. The provision for credit losses ratio was 28 basis points, up two basis points.

In International Banking, the provision for credit losses was $380 million, an increase of $89 million, driven by higher commercial provisions in Colombia, largely related to one account, and a few accounts in Puerto Rico. The provision for credit losses ratio increased from 114 basis points to 150 basis points. This quarter’s provision included a credit mark benefit on acquired portfolios of $50 million compared to $24 million last quarter.

In Global Banking and Markets, the provision for credit losses was $118 million compared to $54 million. The increase was due primarily to provisions on a small number of accounts in the energy sector. The provision for credit losses ratio was 57 basis points compared to 27 basis points.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

The provision for credit losses was $1,291 million, up $380 million from $911 million, including an increase in the collective allowance against performing loans of $50 million.

In Canadian Banking, the provision for credit losses was $398 million, up $64 million with higher provisions in the retail portfolio driven by growth in relatively higher spread products, partly offset by a higher credit mark benefit on acquired portfolios of $38 million. The provision for credit losses ratio was 27 basis points, up four basis points.

In International Banking, the provision for credit losses was $671 million, compared to $551 million, driven by higher commercial provisions in Colombia, largely related to one account, Puerto Rico, and Mexico. Retail provisions were modestly higher with increases in the Caribbean and Central America partly offset by lower provisions in Latin America, where increases in Peru and Chile were more than offset by reductions in Mexico and Colombia. The provision for credit losses ratio was 132 basis points, up 6 basis points. The credit mark benefit on acquired portfolios was $74 million compared to $17 million.

In Global Banking and Markets, the provision for credit losses was $172 million, up from $26 million due mainly to provisions in the energy sector. The provision for credit losses ratio was 42 basis points compared to 8 basis points.

8    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Allowance for credit losses

The allowance for credit losses was $4,188 million as at April 30, 2016 (excluding $214 million related to loans purchased under FDIC guarantee related to the acquisition of R-G Premier Bank of Puerto Rico) compared to $4,118 million (excluding $236 million related to R-G Premier Bank) as at January 31, 2016. The allowance for off-balance sheet credit risks, recorded in other liabilities, was $120 million compared to $117 million as at January 31, 2016.

The allowance for credit losses related to impaired loans was $2,746 million compared to $2,723 million as at January 31, 2016. The allowance for credit losses against performing loans was $1,442 million compared to $1,395 million as at January 31, 2016.

In Canadian Banking, the allowance increased to $722 million from $707 million as at January 31, 2016, due to higher provisions in the retail portfolio.

In International Banking, the allowance decreased to $1,870 million from $1,897 million as at January 31, 2016, due primarily to the impact of foreign currency translation and higher write-offs.

In Global Banking and Markets, the allowance increased to $154 million from $119 million as at January 31, 2016, due primarily to an increase in provisions in the energy sector.

Impaired loans

Total gross impaired loans as at April 30, 2016, were $5,093 million (excluding impaired loans purchased under FDIC guarantee relating to R-G Premier Bank of Puerto Rico), up $35 million from January 31, 2016. The increase was due mainly to higher formations in the energy sector in Global Banking and Markets, largely offset by decreases in International Banking due to the impact of foreign currency translation. Total net impaired loans as at April 30, 2016, were $2,347 million, up $12 million from $2,335 million as at January 31, 2016.

Net impaired loans in Canadian Banking were $432 million as at April 30, 2016, a decrease of $17 million from January 31, 2016, mainly due to a decrease in the retail portfolio.

International Banking’s net impaired loans of $1,661 million as at April 30, 2016, decreased from $1,738 million as at January 31, 2016, primarily due to the impact of foreign currency translation.

In Global Banking and Markets, net impaired loans increased to $254 million as at April 30, 2016, from $148 million as at January 31, 2016, due to a net increase in the energy sector.

Acquisition-related purchased loans

All purchased loans are initially measured at fair value on the date of acquisition, with no allowance for credit losses recorded in the Consolidated Statement of Financial Position on the date of acquisition. Consequently, none of the purchased loans are considered to be impaired on the date of acquisition. In arriving at the fair value, the Bank considers interest rate mark and credit rate mark adjustments.

The interest rate mark on the date of acquisition is principally set up for fixed interest rate loans and captures the impact of the interest rate differential between the contractual rate of interest on the loan and the prevailing interest rate on the loan on the date of acquisition for the remaining term. The interest rate mark is fully amortized into interest income in the Consolidated Statement of Income over the expected life of the loan using the effective interest method.

The credit mark captures management’s best estimate of cash flow shortfalls on the loans over their lifetime as determined at the date of acquisition. Changes to the expected cash flows of these loans are recorded as a charge/recovery in the provision for credit losses in the Consolidated Statement of Income.

The total credit mark remaining on all acquired loans in Canadian Banking and International Banking as at April 30, 2016 was $373 million (January 31, 2016 – $230 million; October 31, 2015 – $148 million). During the quarter, an estimated credit mark relating to incurred and expected losses of $243 million was established on the Citibank Panama and Citibank Costa Rica acquisitions. Adjusting for the impact of foreign currency translation, the utilization of incurred and expected losses in the credit mark during the quarter was $73 million (January 31, 2016 – $42 million). The net benefit to net income attributable to common shareholders from the credit mark on acquired loans this quarter was $37 million (January 31, 2016 – $26 million).

Overview of loan portfolio – Top and emerging risks

The Bank has a well diversified portfolio by product, business and geography. Details of certain portfolios of current focus are highlighted below.

Energy

The Bank’s outstanding loan exposure to commercial and corporate companies in the energy sector was $16.3 billion as at April 30, 2016 (January 31, 2016 – $17.9 billion; October 31, 2015 – $16.5 billion), reflecting approximately 3.4% (January 31, 2016 – 3.6%; October 31, 2015 – 3.5%) of the Bank’s total loan portfolio. In addition, the Bank has related undrawn energy loan commitments amounting to $11.4 billion as at April 30, 2016 (January 31, 2016 – $14.1 billion; October 31, 2015 – $14.3 billion). The decline from prior periods reflects management efforts to reduce credit exposures to portions of the energy sector. Approximately 60% of the Bank’s outstanding energy loan exposure and associated undrawn commitments are to investment grade borrowers. Management’s focus pertains to select non-investment grade accounts in the upstream and oil fields services sub-sectors. The Bank has recorded credit losses since 2015 of $277 million or 2.5% of outstanding loan exposure relating to these sub-sectors as at April 30, 2016.

The Bank continues to consider the impact of lower energy prices in its ongoing stress testing program. Results continue to be within our risk tolerance.

Fort McMurray

The Bank is in the process of reviewing the impact on the credit portfolio of the wildfires in Fort McMurray that occurred subsequent to the end of the quarter. While we continue to monitor and evaluate the impact, at this time it is not expected to be material.

Real estate secured lending

A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2016, these loans amounted to $312 billion or 65% of the Bank’s total loans and acceptances outstanding (January 31, 2016 – $314 billion or 64%; October 31, 2015 – $309 billion or 65%). Of these, $235 billion or 75% are real estate secured loans (January 31, 2016 – $237 billion or 75%; October 31, 2015 – $236 billion or 76%). The tables below provide more details by portfolios.

Scotiabank Second Quarter Report 2016    9

MANAGEMENT’S DISCUSSION & ANALYSIS

Insured and uninsured mortgages and home equity lines of credit

The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at April 30, 2016
	Residential mortgages						Home equity lines of credit
	Insured(1)		Uninsured		Total		Insured(1)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada:(2)
Atlantic provinces	$7,384	3.9%	$4,611	2.4%	$11,995	6.3%	$2	–%	$1,261	6.7%	$1,263	6.7%
Quebec	8,715	4.6	6,426	3.4	15,141	8.0	–	–	1,010	5.4	1,010	5.4
Ontario	56,329	29.8	36,018	19.0	92,347	48.8	1	–	9,476	50.6	9,477	50.6
Manitoba & Saskatchewan	5,941	3.1	2,914	1.6	8,855	4.7	2	–	840	4.5	842	4.5
Alberta	19,841	10.5	10,106	5.3	29,947	15.8	3	0.1	3,004	15.9	3,007	16.0
British Columbia & Territories	18,266	9.7	12,613	6.7	30,879	16.4	–	–	3,149	16.8	3,149	16.8
Canada(3)	$116,476	61.6%	$72,688	38.4%	$189,164	100%	$8	0.1%	$18,740	99.9%	$18,748	100%
International	–	–	27,343	100	27,343	100	–	–	–	–	–	–
Total	$116,476	53.8%	$100,031	46.2%	$216,507	100%	$8	0.1%	$18,740	99.9%	$18,748	100%
	As at January 31, 2016
Canada(3)	$91,058	47.9%	$98,981	52.1%	$190,039	100%	$8	0.1%	$18,373	99.9%	$18,381	100%
International	–	–	29,008	100	29,008	100	–	–	–	–	–	–
Total	$91,058	41.6%	$127,989	58.4%	$219,047	100%	$8	0.1%	$18,373	99.9%	$18,381	100%
	As at October 31, 2015
Canada(3)	$92,802	48.8%	$97,321	51.2%	$190,123	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
International	–	–	27,375	100	27,375	100	–	–	–	–	–	–
Total	$92,802	42.7%	$124,696	57.3%	$217,498	100%	$9	0.1%	$18,627	99.9%	$18,636	100%
(1)	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.
(2)	The province represents the location of the property in Canada.
(3)	Includes multi-residential dwellings (4 + units) of $2,282 (January 31, 2016 – $2,137; October 31, 2015 – $2,104) of which $1,228 are insured (January 31, 2016 – $1,085; October 31, 2015 – $1,005).

Amortization period ranges for residential mortgages

The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at April 30, 2016
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	36.1%	36.0%	25.9%	1.9%	0.1%	100%
International	68.0%	19.5%	11.1%	1.2%	0.2%	100%
	As at January 31, 2016
Canada	36.0%	35.6%	25.8%	2.5%	0.1%	100%
International	66.2%	20.2%	11.6%	1.8%	0.2%	100%
	As at October 31, 2015
Canada	35.6%	35.6%	25.7%	3.0%	0.1%	100%
International	66.4%	20.4%	11.4%	1.6%	0.2%	100%

10    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Loan to value ratios

The Canadian residential mortgage portfolio is 38% uninsured (January 31, 2016 – 52%; October 31, 2015 – 51%). The decrease in the uninsured mortgages during the quarter, related to the purchase of bulk insurance on a portion of the mortgage portfolio for balance sheet management purposes. The average loan-to-value (LTV) ratio of the uninsured portfolio is 51% (January 31, 2016 – 53%; October 31, 2015 – 53%).

The following table presents the weighted average LTV ratio for total newly originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios(1)
	For the three months ended April 30, 2016
	Residential mortgages	Home equity lines of credit(2)
	LTV%	LTV%
Canada:
Atlantic provinces	68.1%	59.4%
Quebec	62.6	68.0
Ontario	62.4	64.1
Manitoba & Saskatchewan	68.2	63.6
Alberta	66.3	68.8
British Columbia & Territories	60.3	61.3
Canada	62.8%	64.1%
International	69.3%	N/A
	For the three months ended January 31, 2016
Canada	62.6%	65.1%
International	68.9%	N/A
	For the three months ended October 31, 2015
Canada	62.8%	66.0%
International	68.1%	N/A
(1)	The province represents the location of the property in Canada.
(2)	Includes only home equity lines of credit (HELOC) under Scotia Total Equity Plan. LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn

The Bank performs stress testing on its portfolio to assess the impact of increased levels of unemployment, rising interest rates, reduction in property values and changes in other relevant macro-economic variables. Potential losses in the mortgage portfolio under such economic downturn scenarios are considered manageable given the diversified composition of the portfolio, the high percentage of insured exposures, and the low LTV in the portfolio. This is further supported by sound risk management oversight and pro-active risk mitigation strategies.

Loans to Canadian condominium developers

With respect to loans to Canadian condominium developers, the Bank had loans outstanding of $839 million as at April 30, 2016 (January 31, 2016 – $816 million; October 31, 2015 – $927 million). This is a high quality portfolio with well-known developers who have long-term relationships with the Bank.

Scotiabank Second Quarter Report 2016    11

MANAGEMENT’S DISCUSSION & ANALYSIS

European exposures

As a result of the Bank’s broad international operations, the Bank has sovereign credit risk exposure to a number of countries. The Bank actively manages this sovereign risk, including the use of risk limits calibrated to the credit worthiness of the sovereign exposure.

The current European exposure is provided below:

	As at
	April 30, 2016						January 31 2016	October 31 2015
	Loans and loan equivalents
($ millions)	Loans and acceptances(1)	Letters of credit and guarantees(2)	Undrawn commitments(3)	Securities and deposits with financial institutions(4)	Securities Financing Transactions (SFT) and derivatives(5)	Total European exposure	Total European exposure	Total European exposure
Gross exposures	$12,628	$2,398	$13,338	$14,029	$3,349	$45,742	$45,532	$39,231
Less: Undrawn commitments	–	–	13,338	–	–	13,338	14,523	12,409
Net funded exposures	$12,628	$2,398	$–	$14,029	$3,349	$32,404	$31,009	$26,822
(1)	Individual allowance for credit losses was $37.
(2)	Letters of credit and guarantees are included as funded exposure as they have been issued.
(3)	Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor.
(4)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions.
(5)	SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral.
Collateral held against derivatives was $2,466 and collateral held against SFT was $5,280.

The Bank believes that its European exposures are manageable, are sized appropriately relative to the credit worthiness of the counterparties (85% of the exposures are to investment grade counterparties based on a combination of internal and external ratings), and are modest relative to the capital levels of the Bank. The Bank’s European exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.

Below are the funded exposures related to all European countries:

	As at
	April 30, 2016				January 31 2016	October 31 2015
($ millions)	Sovereign(1)	Bank	Corporate(2)	Total	Total	Total
Greece	$–	$–	$307	$307	$352	$339
Ireland	27	146	243	416	581	428
Italy	762	170	50	982	743	509
Portugal	–	–	–	–	(2)	(2)
Spain	100	103	220	423	479	505
Total GIIPS	$889	$419	$820	$2,128	$2,153	$1,779

U.K.	$3,638	$2,016	$7,885	$13,539	$13,473	$12,895
Germany	1,762	576	1,737	4,075	3,640	2,847
France	1,796	841	450	3,087	2,905	2,569
Netherlands	489	277	1,033	1,799	1,994	974
Switzerland	12	452	1,047	1,511	1,186	1,042
Other	1,716	239	4,310	6,265	5,658	4,716
Total Non-GIIPS	$9,413	$4,401	$16,462	$30,276	$28,856	$25,043
Total Europe	$10,302	$4,820	$17,282	$32,404	$31,009	$26,822
Total Europe as at January 31, 2016	$8,391	$5,725	$16,893	$31,009
Total Europe as at October 31, 2015	$6,214	$5,480	$15,128	$26,822
(1)	Includes $1,092 (January 31, 2016 – $836; October 31, 2015 – $667) in exposures to supra-national agencies.
(2)	Corporate includes financial institutions that are not banks.

The Bank’s exposure to certain European countries of focus – Greece, Ireland, Italy, Portugal and Spain (GIIPS) – is not significant. As of April 30, 2016, the Bank’s current funded exposure to the GIIPS sovereign entities, as well as banks and non-bank financial institutions and corporations domiciled in these countries, totaled approximately $2.1 billion, down from $2.2 billion last quarter. Of the $2.1 billion, $1.0 billion was related to loans and loan equivalents.

Specific to Sovereign exposures to GIIPS, the Bank’s exposure to Ireland included central bank deposits of $26 million and $1 million in trading book securities. The Bank was net long securities in sovereign exposures to Italy ($762 million) and Spain ($100 million). The Bank had no sovereign securities holdings of Greece and Portugal.

The Bank had exposures to Italian banks of $170 million, as at April 30, 2016 (January 31, 2016 – $196 million; October 31, 2015 – $187 million), primarily related to short-term precious metals trading and lending activities. Greek exposure of $307 million (January 31, 2016 – $352 million; October 31, 2015 – $339 million) related primarily to secured loans to shipping companies.

12    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s exposures are distributed as follows:

	As at
	April 30, 2016					January 31 2016	October 31 2015
($ millions)	Loans and loan equivalents	Deposits with financial institutions	Securities	SFT and derivatives	Total	Total	Total
Greece	$306	$–	$1	$–	$307	$352	$339
Ireland	55	26	43	292	416	581	428
Italy	255	–	726	1	982	743	509
Portugal	–	–	–	–	–	(2)	(2)
Spain	340	–	79	4	423	479	505
Total GIIPS	$956	$26	$849	$297	$2,128	$2,153	$1,779

U.K.	$5,972	$3,559	$2,141	$1,867	$13,539	$13,473	$12,895
Germany	1,262	456	2,259	98	4,075	3,640	2,847
France	744	84	2,086	173	3,087	2,905	2,569
Netherlands	805	79	680	235	1,799	1,994	974
Switzerland	1,083	56	233	139	1,511	1,186	1,042
Other	4,204	110	1,411	540	6,265	5,658	4,716
Total Non-GIIPS	$14,070	$4,344	$8,810	$3,052	$30,276	$28,856	$25,043
Total Europe	$15,026	$4,370	$9,659	$3,349	$32,404	$31,009	$26,822

Securities exposures to European sovereigns and banks (excluding GIIPS) were $6.7 billion as at April 30, 2016 (January 31, 2016 – $5.5 billion; October 31, 2015 – $5.3 billion), predominantly related to issuers in France, Germany, the United Kingdom, Luxembourg and Netherlands. Securities are carried at fair value and substantially all holdings have strong market liquidity.

The majority of funded credit exposure is in the form of funded loans which are recorded on an accrual basis. As well, credit exposure to clients arises from client-driven derivative transactions and securities financing transactions (reverse repurchase agreements, repurchase agreements, and securities lending and borrowing). OTC derivative counterparty exposures are recorded on a fair value basis and security financing transactions are recorded on an accrual basis. As at April 30, 2016, credit exposure to banks in the form of issued letters of credit amounted to $1.2 billion (January 31, 2016 – $1.4 billion; October 31, 2015 – $1.2 billion).

Undrawn commitments of $13.3 billion (January 31, 2016 – $14.5 billion; October 31, 2015 – $12.4 billion) are comprised of unfunded loan commitments and commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement. Total unfunded loan commitments to corporations in Europe (excluding GIIPS) were $9.6 billion as at April 30, 2016 (January 31, 2016 – $10.3 billion; October 31, 2015 – $8.6 billion). As at April 30, 2016, commitments related to letters of credit with banks amounted to $3.1 billion (January 31, 2016 – $3.5 billion; October 31, 2015 – $3.3 billion). Unfunded commitments are detailed further by country in the table below.

The Bank’s indirect exposure is also detailed in the table below and is defined as:

•	Securities where the exposures are to non-European entities whose parent company is domiciled in Europe, and
•	Letters of credit or guarantees (included as loan equivalents in the above table).

Included in the indirect exposure was securities exposure of $507 million related to GIIPS, $114 million to the United Kingdom, $112 million to Switzerland and $64 million to Germany. Indirect exposure by way of letters of credit totaled $2,398 million at April 30, 2016 (January 31, 2016 – $2,921 million; October 31, 2015 – $2,593 million), of which $78 million (January 31, 2016 – $115 million; October 31, 2015 – $62 million) was indirect exposure to GIIPS. Indirect exposure is managed through the Bank’s credit risk management framework, with a robust assessment of the counterparty.

In addition to the total indirect exposures detailed further below, the Bank had Euro-denominated collateral held for non-European counterparties of $352 million (January 31, 2016 – $640 million; October 31, 2015 – $555 million).

	Undrawn commitments			Indirect exposure(1)
($ millions)	April 30 2016	January 31 2016	October 31 2015	April 30 2016	January 31 2016	October 31 2015
Greece	$–	$–	$–	$–	$–	$–
Ireland	427	460	256	26	(1)	(1)
Italy	56	61	53	27	59	6
Portugal	–	–	–	1	1	–
Spain	159	168	180	531	490	420
Total GIIPS	$642	$689	$489	$585	$549	$425

U.K.	$5,378	$5,725	$5,526	$1,047	$1,411	$1,365
Germany	741	729	607	163	217	161
France	1,569	1,851	1,599	401	392	338
Netherlands	1,440	1,733	1,188	264	291	210
Switzerland	1,117	1,104	740	241	255	144
Other	2,451	2,692	2,260	499	614	554
Total Non-GIIPS	$12,696	$13,834	$11,920	$2,615	$3,180	$2,772
Total Europe	$13,338	$14,523	$12,409	$3,200	$3,729	$3,197
(1)	Amounts in brackets represent net short positions arising from trading transactions.

The Bank may on occasion use credit default swaps (CDS) to partially offset its banking book exposure. As part of the trading portfolio, the Bank may purchase or sell CDS. Specific to GIIPS as at April 30, 2016, the Bank had no CDS protection on funded loan exposures. All exposures, including CDS, are subject to risk limits and ongoing monitoring by the Bank’s independent risk management department.

Scotiabank Second Quarter Report 2016    13

MANAGEMENT’S DISCUSSION & ANALYSIS

Like other banks, the Bank also provides settlement and clearing facilities for a variety of clients in these countries and actively monitors and manages these intra-day exposures. However, the Bank has no funded exposure in these countries to retail customers or small businesses.

Market risk

Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	April 30 2016	January 31 2016	April 30 2015
Credit spread plus interest rate	$11.1	$12.3	$8.0
Credit spread	8.9	9.5	8.2
Interest rate	5.5	5.8	4.3
Equities	3.2	3.8	2.5
Foreign exchange	1.2	1.3	1.1
Commodities	2.0	2.3	4.1
Debt specific	7.2	9.1	5.1
Diversification effect	(10.9)	(13.5)	(10.2)
Total VaR	$13.9	$15.2	$10.5
Total Stressed VaR	$30.0	$29.2	$23.3

In the second quarter of 2016, the average one-day Total VaR decreased to $13.9 million from $15.2 million in the previous quarter, primarily driven by narrowing credit spreads and reduced exposure.

The average one-day Total Stressed VaR during the quarter increased slightly to $30.0 million from $29.2 million in the previous quarter. Stressed VaR is calculated using market volatility from a one-year period identified as stressful given the risk profile of the trading portfolio. The current period is the 2008/2009 credit crisis.

There were three trading loss days in the second quarter, compared to one in the previous quarter. The losses were well within the range predicted by VaR. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.

Incremental Risk Charge and Comprehensive Risk Measure

Basel market risk capital requirements include the Incremental Risk Charge (IRC) and Comprehensive Risk Measure (CRM) which capture the following:

•	Default risk: This is the potential for direct losses due to a bond issuer’s default;
•	Credit migration risk: This is the potential for direct losses due to a credit rating downgrade or upgrade.

A Monte Carlo model is used to perform default and migration simulations for the obligors underlying credit derivative and bond portfolios. In addition, for CRM in correlation trading there is a market simulation model to capture historical price movements. Both IRC and CRM are calculated at the 99.9th percentile with a one year horizon.

Validation of new models

Prior to the implementation of new market risk models, substantial validation and testing is conducted. Validation is conducted when a model is initially developed and when any significant changes are made to a model. Models are also subject to ongoing validation, the frequency of which is determined by model risk ratings. Models may also be triggered for earlier re-validation due to significant structural changes in the market or changes to the composition of the portfolio. Model validation includes backtesting and additional analysis such as:

•	Theoretical review or tests to demonstrate whether assumptions made within the internal model are appropriate;
•	Impact tests including stress testing that would occur under historical and hypothetical market conditions;
•	The use of hypothetical portfolios to ensure that models are able to capture concentration risk that may arise in an undiversified portfolio.

Market risk linkage to Consolidated Statement of Financial Position

Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives risk related to Global Banking and Markets’ activities is captured under trading risk measures while derivatives used in asset/liability management are in the non-trading risk category. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

14    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2016	Market risk measure

($ millions)	Consolidated Statement of Financial Position	Trading risk	Non trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$8,818	$8,818	$–	$–	n/a
Trading assets	101,367	101,367	–	–	n/a
Financial instruments designated at fair value through profit or loss	210	–	210	–	Interest rate
Derivative financial instruments	42,318	36,958	5,360	–	Interest rate, FX, equity
Investment securities	66,640	–	66,640	–	Interest rate, equity
Loans	466,845	–	466,845	–	Interest rate, FX
Assets not subject to market risk(1)	208,763	–	–	208,763	n/a
Total assets	$894,961	$147,143	$539,055	$208,763
Deposits	$609,313	$–	$580,310	$29,003	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,629	–	1,629	–	Interest rate, equity
Obligations related to securities sold short	22,351	22,351	–	–	n/a
Derivative financial instruments	47,308	43,051	4,257	–	Interest rate, FX, equity
Trading liabilities(2)	6,685	6,685	–	–	n/a
Pension and other benefit liabilities	2,602	–	2,602	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	151,247	–	–	151,247	n/a
Total liabilities	$841,135	$72,087	$588,798	$180,250
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2015	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,550	$10,550	$–	$–	n/a
Trading assets	99,140	99,140	–	–	n/a
Financial instruments designated at fair value through profit or loss	320	–	320	–	Interest rate
Derivative financial instruments	41,003	36,131	4,872	–	Interest rate, FX, equity
Investment securities	43,216	–	43,216	–	Interest rate, equity
Loans	458,628	–	458,628	–	Interest rate, FX
Assets not subject to market risk(1)	203,640	–	–	203,640	n/a
Total assets	$856,497	$145,821	$507,036	$203,640
Deposits	$600,919	$–	$572,766	$28,153	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	1,486	–	1,486	–	Interest rate, equity
Obligations related to securities sold short	20,212	20,212	–	–	n/a
Derivative financial instruments	45,270	41,988	3,282	–	Interest rate, FX, equity
Trading liabilities(2)	7,812	7,812	–	–	n/a
Pension and other benefit liabilities	2,054	–	2,054	–	Interest rate, credit spread
Liabilities not subject to market risk(3)	125,265	–	–	125,265	n/a
Total liabilities	$803,018	$70,012	$579,588	$153,418
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Liquidity risk

Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.

Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the condensed interim consolidated financial statements and in Note 36 of the audited consolidated financial statements in the Bank’s 2015 Annual Report. Liquid assets are a key component of this framework.

The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.

Liquid assets

Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs for liquidity management.

Scotiabank Second Quarter Report 2016    15

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions. Liquid assets do not include liquidity which may be obtained from central bank facilities.

Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the time it would take to convert them to cash.

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes; trading securities, which are primarily held by Global Banking and Markets; and collateral received for securities financing and derivative transactions.

The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2016, unencumbered liquid assets were $199 billion (October 31, 2015 – $201 billion). Securities including NHA mortgage-backed securities, comprised 68% of liquid assets (October 31, 2015 – 62%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans, was 32% (October 31, 2015 – 38%).

The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2016. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

The Bank’s liquid asset pool is summarized in the following table:

	As at April 30, 2016
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$51,593	$–	$51,593	$–	$7,488	$44,105	$–
Deposits with financial institutions	9,622	–	9,622	–	263	9,359	–
Precious metals	8,818	–	8,818	–	144	8,674	–
Securities:
Canadian government obligations	36,488	19,762	56,250	24,358	–	31,892	–
Foreign government obligations	51,634	38,985	90,619	66,471	–	24,148	–
Other securities	54,133	62,671	116,804	70,405	–	46,399	–
Loans
NHA mortgage-backed securities(2)	35,987	–	35,987	2,823	–	33,164	–
Call and short loans	1,667	–	1,667	–	–	1,667	–
Total	$249,942	$121,418	$371,360	$164,057	$7,895	$199,408	$–

	As at October 31, 2015
	Bank- owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral	Other
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	293	10,406	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other securities	52,396	55,752	108,148	65,405	–	42,743	–
Loans
NHA mortgage-backed securities(2)	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Total	$238,357	$106,947	$345,304	$135,041	$9,110	$201,153	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	These mortgage-backed securities, which are available-for-sale, are reported as residential mortgage loans on the balance sheet.
(3)	Certain prior period amounts have been restated to conform with current period presentation.

A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	April 30 2016	October 31 2015
Bank of Nova Scotia (Parent)	$143,838	$154,830
Bank domestic subsidiaries	22,393	20,374
Bank foreign subsidiaries	33,177	25,949
Total	$199,408	$201,153

The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (83%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held

16    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Encumbered assets

In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at April 30, 2016
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$51,593	$–	$51,593	$–	$7,488	$44,105	$–
Deposits with financial institutions	9,622	–	9,622	–	263	9,359	–
Precious metals	8,818	–	8,818	–	144	8,674	–
Liquid securities:
Canadian government obligations	36,488	19,762	56,250	24,358	–	31,892	–
Foreign government obligations	51,634	38,985	90,619	66,471	–	24,148	–
Other liquid securities	54,133	62,671	116,804	70,405	–	46,399	–
Other securities	5,210	3,407	8,617	2,863	–	–	5,754
Loans classified as liquid assets:
NHA mortgage-backed securities	35,987	–	35,987	2,823	–	33,164	–
Call and short loans	1,667	–	1,667	–	–	1,667	–
Other loans	448,251	–	448,251	11,403	48,275	10,574	377,999
Other financial assets(4)	162,046	(94,976)	67,070	3,455	–	–	63,615
Non-financial assets	29,512	–	29,512	–	–	–	29,512
Total	$894,961	$29,849	$924,810	$181,778	$56,170	$209,982	$476,880

	As at October 31, 2015
($ millions)	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
				Pledged as collateral	Other(1)	Available as collateral(2)	Other(3)
Cash and deposits with central banks	$63,228	$–	$63,228	$–	$8,700	$54,528	$–
Deposits with financial institutions	10,699	–	10,699	–	293	10,406	–
Precious metals	10,550	–	10,550	–	117	10,433	–
Liquid securities:
Canadian government obligations	24,198	21,206	45,404	22,242	–	23,162	–
Foreign government obligations	39,525	29,989	69,514	44,547	–	24,967	–
Other liquid securities	52,396	55,752	108,148	65,405	–	42,743	–
Other securities	5,797	3,313	9,110	2,806	–	–	6,304
Loans classified as liquid assets:
NHA mortgage-backed securities	36,409	–	36,409	2,847	–	33,562	–
Call and short loans	1,352	–	1,352	–	–	1,352	–
Other loans	439,207	–	439,207	10,904	41,492	9,134	377,677
Other financial assets(4)	145,063	(80,907)	64,156	5,299	–	–	58,857
Non-financial assets	28,073	–	28,073	–	–	–	28,073
Total	$856,497	$29,353	$885,850	$154,050	$50,602	$210,287	$470,911
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.
(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
(5)	Certain prior period amounts have been restated to conform with current period presentation.

As of April 30, 2016 total encumbered assets of the Bank were $238 billion (October 31, 2015 – $205 billion). Of the remaining $687 billion (October 31, 2015 – $681 billion) of unencumbered assets, $210 billion (October 31, 2015 – $210 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.

In some over-the-counter derivative contracts, the Bank would be required to post additional collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. In the event of a one-notch or two-notch downgrade of the Bank’s rating below its lowest current rating, the Bank has to provide an additional $578 million or $649 million of collateral, respectively, to meet contractual derivative funding or margin requirements.

Scotiabank Second Quarter Report 2016    17

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.

Regulatory developments relating to liquidity

In October 2014, the Basel Committee on Banking Supervision (BCBS) released its final document on the Net Stable Funding Ratio (NSFR), which was followed in June 2015 by the Net Stable Funding Ratio Disclosure Standards. The NSFR is aimed at reducing structural funding risk by requiring banks to fund their activities with sufficiently stable sources of funding. The NSFR will become a minimum standard by January 1, 2018, and its public disclosure will commence in the first reporting period thereafter. The Bank continues to monitor developments related to liquidity requirements.

Liquidity coverage ratio

The Liquidity Coverage Ratio measure (LCR) is based on a 30-day liquidity stress scenario, with assumptions defined in the OSFI Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.

HQLA are defined in the LAR Guideline, and are grouped into three main categories, with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.

The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

The following table presents the Bank’s average LCR for the quarter ended April 30, 2016, based on month-end LCR calculations for February, March and April.

For the quarter ended April 30, 2016 ($ millions)	Total unweighted value (Average)(1)		Total weighted value (Average)(2)
High-quality liquid assets
Total high-quality liquid assets (HQLA)		*	$137,419

Cash outflows
Retail deposits and deposits from small business customers, of which:		$153,870	$10,435
Stable deposits		72,749	2,323
Less stable deposits		81,121	8,112
Unsecured wholesale funding, of which:		150,801	83,132
Operational deposits (all counterparties) and deposits in networks of cooperative banks		36,065	8,750
Non-operational deposits (all counterparties)		92,391	52,037
Unsecured debt		22,345	22,345
Secured wholesale funding		*	32,358
Additional requirements, of which:		183,562	44,718
Outflows related to derivative exposures and other collateral requirements		33,910	20,800
Outflows related to loss of funding on debt products		4,058	4,058
Credit and liquidity facilities		145,594	19,860
Other contractual funding obligations		3,168	1,680
Other contingent funding obligations(3)		444,658	7,651
Total cash outflows	$	*	$179,974

Cash inflows
Secured lending (e.g. reverse repos)		$100,507	$28,864
Inflows from fully performing exposures		21,098	13,633
Other cash inflows		23,960	23,960
Total cash inflows		$145,565	$66,457
			Total adjusted value(4)

Total HQLA		*	$137,419
Total net cash outflows		*	$113,517
Liquidity coverage ratio (%)		*	121%
For the quarter ended January 31, 2016 ($ millions)			Total adjusted value(4)

Total HQLA			$143,821
Total net cash outflows			$115,778
Liquidity coverage ratio (%)			124%
*	Disclosure is not required under regulatory guideline.
(1)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(2)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
(3)	Total unweighted values includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.
(4)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.

18    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks, central bank reserves available to the Bank in times of stress and securities with a 0% risk weight, as defined under OSFI Capital Adequacy guidelines.

The decline in the Bank’s average LCR for the quarter ended April 30, 2016 versus the average for the previous quarter was attributable to normal business activity.

The Bank’s significant operating currencies are Canadian and U.S. dollars. The Bank monitors its significant currency exposures in accordance with its liquidity risk management framework and risk appetite.

Funding

The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.

Capital and personal deposits are key components of the Bank’s core funding and these amounted to $256 billion as at April 30, 2016 (October 31, 2015 – $251 billion). The increase since October 31, 2015, was due primarily to personal deposits and the issuance of NVCC subordinated debentures and preferred shares. A portion of commercial deposits, particularly those of an operating or relationship nature, would be considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer term wholesale debt issuances (original maturity over 1 year) of $139 billion (October 31, 2015 – $137 billion). Longer term wholesale debt issuances include medium-term notes, deposit notes, mortgage securitizations, asset-backed securities and covered bonds.

The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in a country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.

From an overall funding perspective the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.

The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, is managed centrally within the framework of policies and limits that are approved by the Board of Directors.

In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and market is based on a number of factors, including relative cost and market capacity as well as an objective of maintaining a diversified mix of sources of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.

In Canada, the Bank raises short- and longer-term wholesale debt through the issuance of senior unsecured deposit notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf and the securitization of Canadian insured residential mortgages through CMHC securitization programs (such as Canada Mortgage Bonds), unsecured personal lines of credit through the Hollis Receivables Term Trust II Shelf and retail credit card receivables through the Trillium Credit Card Trust II Shelf. While the Bank includes CMHC securitization programs in its view of wholesale debt issuance, this source of funding does not entail the run-off risk that can be experienced in funding raised from capital markets.

Outside of Canada, short-term wholesale debt is raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf and SEC Registered Covered Bond Shelf. As well, the Bank’s Covered Bond Program is listed with the U.K. Listing Authority, and the Bank may issue under the program in Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme and Singapore Medium Term Note Programme.

Scotiabank Second Quarter Report 2016    19

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding. The products are aligned to Enhanced Disclosure Task Force (EDTF) recommended categories for comparability with other banks. In the Consolidated Statement of Financial Position, unless separately disclosed, most sources are included in Business and Government Deposits.

Wholesale funding sources(1)

	As at April 30, 2016
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$4,132	$776	$518	$125	$76	$5,627	$37	$59	$–	$5,723
Bearer deposit notes, commercial paper and certificate of deposits	12,442	17,271	28,877	10,142	5,673	74,405	3,474	459	–	78,338
Asset-backed commercial paper(3)	2,498	4,436	496	–	–	7,430	–	–	–	7,430
Medium term notes and deposit notes	1,806	4,581	1,797	8,022	4,663	20,869	16,261	32,579	8,202	77,911
Asset-backed securities	–	–	500	452	48	1,000	93	1,044	405	2,542
Covered bonds	–	–	2,509	3,137	2,532	8,178	2,804	14,302	3,503	28,787
Mortgage securitization(4)	–	997	1,000	1,376	662	4,035	3,230	6,423	4,987	18,675
Subordinated debt(5)	16	22	85	2	8	133	–	126	8,368	8,627
Total wholesale funding sources	$20,894	$28,083	$35,782	$23,256	$13,662	$121,677	$25,899	$54,992	$25,465	$228,033

Of Which:
Unsecured funding	$18,396	$22,650	$31,277	$18,291	$10,420	$101,034	$19,772	$33,223	$16,570	$170,599
Secured funding	2,498	5,433	4,505	4,965	3,242	20,643	6,127	21,769	8,895	57,434

	As at October 31, 2015
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks(2)	$3,553	$904	$343	$211	$122	$5,133	$88	$80	$–	$5,301
Bearer deposit notes, commercial paper and certificate of deposits	13,255	18,281	41,886	12,611	3,113	89,146	4,023	962	36	94,167
Asset-backed commercial paper(3)	1,720	3,920	1,648	–	–	7,288	–	–	–	7,288
Medium term notes and deposit notes	390	2,365	7,565	6,149	1,837	18,306	16,926	33,674	9,929	78,835
Asset-backed securities	–	1	–	1	500	502	661	1,042	440	2,645
Covered bonds	–	–	–	–	2,615	2,615	5,909	11,359	2,473	22,356
Mortgage securitization(4)	–	1,208	794	997	829	3,828	4,100	6,214	5,632	19,774
Subordinated debt(5)	19	59	64	3	6	151	–	20	6,626	6,797
Total wholesale funding sources	$18,937	$26,738	$52,300	$19,972	$9,022	$126,969	$31,707	$53,351	$25,136	$237,163

Of Which:
Unsecured funding	$17,217	$21,610	$49,858	$18,974	$5,078	$112,737	$21,037	$34,735	$16,591	$185,100
Secured funding	1,720	5,128	2,442	998	3,944	14,232	10,670	18,616	8,545	52,063
(1)	Wholesale funding sources exclude repo transactions and bankers acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.
(2)	Only includes commercial bank deposits raised by Group Treasury.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.
(5)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.

Wholesale funding generally bears a higher risk of run-off in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $199 billion as at April 30, 2016 (October 31, 2015 – $201 billion) were well in excess of wholesale funding sources which mature in the next 12 months.

20    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities

The table below provides the maturity of assets and liabilities as well as the off-balance sheet commitments as at April 30, 2016, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at April 30, 2016
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$52,119	$1,647	$366	$125	$880	$786	$772	$45	$13,293		$70,033
Trading assets	10,631	6,263	3,767	3,179	2,299	5,660	14,556	18,216	36,796		101,367
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	195	15	–	–		210
Securities purchased under resale agreements and securities borrowed	76,544	16,275	8,207	2,395	601	–	–	–	–		104,022
Derivative financial instruments	3,301	2,471	1,819	1,606	870	3,036	9,655	19,560	–		42,318
Investment securities –available-for-sale	2,287	3,197	4,425	1,966	989	4,138	22,459	5,368	2,428		47,257
Investment securities –held-to-maturity	–	25	140	606	1,169	4,249	12,961	233	–		19,383
Loans	25,139	24,643	26,345	25,689	25,139	74,195	184,068	31,961	49,666		466,845
Residential mortgages	3,367	6,852	10,928	11,442	9,704	41,997	110,947	19,437	1,833	(1)	216,507
Personal and credit cards	2,733	1,969	2,988	3,323	2,552	9,990	20,110	5,469	46,731		95,865
Business and government	19,039	15,822	12,429	10,924	12,883	22,208	53,011	7,055	5,504	(2)	158,875
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,402)		(4,402)
Customers’ liabilities under acceptances	7,994	1,775	145	8	86	–	–	–	–		10,008
Other assets	–	–	–	–	–	–	–	–	33,518		33,518
Total assets	$178,015	$56,296	$45,214	$35,574	$32,033	$92,259	$244,486	$75,383	$135,701		$894,961

Liabilities and equity
Deposits	$60,888	$52,920	$53,624	$37,988	$26,914	$43,174	$72,399	$16,162	$245,244		$609,313
Personal	6,696	7,418	8,051	9,491	8,052	13,676	18,444	363	120,679		192,870
Non-personal	54,192	45,502	45,573	28,497	18,862	29,498	53,955	15,799	124,565		416,443
Financial instruments designated at fair value through profit or loss	–	–	–	–	–	88	843	698	–		1,629
Acceptances	7,994	1,775	145	8	86	–	–	–	–		10,008
Obligations related to securities sold short	58	207	561	129	231	2,091	4,954	7,452	6,668		22,351
Derivative financial instruments	4,621	3,115	1,732	1,903	944	3,418	10,476	21,099	–		47,308
Obligations related to securities sold under repurchase agreements and securities lent	85,345	10,313	4,456	2,272	6	–	–	–	–		102,392
Subordinated debentures	–	–	–	–	–	–	–	7,499	–		7,499
Other liabilities	943	1,083	569	243	76	1,032	2,535	3,827	30,327		40,635
Total equity	–	–	–	–	–	–	–	–	53,826		53,826
Total liabilities and equity	$159,849	$69,413	$61,087	$42,543	$28,257	$49,803	$91,207	$56,737	$336,065		$894,961

Off-balance sheet commitments
Operating leases	$28	$58	$85	$83	$81	$292	$608	$1,115	$–		$2,350
Credit commitments(3)	1,487	8,194	13,795	12,350	18,518	17,857	76,108	15,778	–		164,087
Financial guarantees(4)	–	–	–	–	–	–	–	–	33,589		33,589
Outsourcing obligations	19	38	57	52	49	198	212	–	1		626
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Scotiabank Second Quarter Report 2016    21

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2015
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$65,315	$1,367	$477	$593	$567	$593	$892	$7	$14,666		$84,477
Trading assets	6,595	6,148	4,580	3,467	1,177	6,599	12,665	19,759	38,150		99,140
Financial instruments designated at fair value through profit or loss	–	–	66	–	–	–	16	–	238		320
Securities purchased under resale agreements and securities borrowed	65,182	11,121	5,738	2,003	3,268	–	–	–	–		87,312
Derivative financial instruments	2,789	2,412	1,580	1,168	1,479	3,761	9,541	18,273	–		41,003
Investment securities – available-for-sale	1,292	2,215	3,941	2,059	2,136	7,423	16,185	4,291	3,023		42,565
Investment securities – held-to-maturity	–	–	65	–	4	111	463	8	–		651
Loans	25,763	24,120	27,190	23,976	24,561	71,989	181,600	32,772	46,657		458,628
Residential mortgages	3,120	5,695	11,584	11,690	11,570	43,088	108,597	20,366	1,788	(1)	217,498
Personal and credit cards	2,456	1,732	2,577	2,607	2,500	10,146	19,563	5,719	44,177		91,477
Business and government	20,187	16,693	13,029	9,679	10,491	18,755	53,440	6,687	4,889	(2)	153,850
Allowance for credit losses	–	–	–	–	–	–	–	–	(4,197)		(4,197)
Customers’ liabilities under acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Other assets	–	–	–	–	–	–	–	–	32,105		32,105
Total assets	$174,923	$49,503	$43,783	$33,303	$33,198	$90,476	$221,362	$75,110	$134,839		$856,497

Liabilities and equity
Deposits	$54,015	$50,230	$67,936	$33,177	$19,993	$50,181	$68,116	$17,118	$240,153		$600,919
Personal	6,506	7,960	8,938	8,303	7,186	15,762	16,646	326	118,417		190,044
Non-personal	47,509	42,270	58,998	24,874	12,807	34,419	51,470	16,792	121,736		410,875
Financial instruments designated at fair value through profit or loss	–	18	–	–	7	9	648	804	–		1,486
Acceptances	7,987	2,120	146	37	6	–	–	–	–		10,296
Obligations related to securities sold short	52	50	208	162	223	2,530	5,425	7,851	3,711		20,212
Derivative financial instruments	3,767	2,196	1,912	1,182	1,241	3,786	11,109	20,077	–		45,270
Obligations related to securities sold under repurchase agreements and securities lent	60,814	8,232	4,483	332	3,154	–	–	–	–		77,015
Subordinated debentures	–	–	–	–	–	–	–	6,182	–		6,182
Other liabilities	867	1,535	358	533	307	878	2,444	3,803	30,913		41,638
Total equity	–	–	–	–	–	–	–	–	53,479		53,479
Total liabilities and equity	$127,502	$64,381	$75,043	$35,423	$24,931	$57,384	$87,742	$55,835	$328,256		$856,497

Off-balance sheet commitments
Operating leases	$27	$57	$83	$81	$80	$285	$595	$546	$–		$1,754
Credit commitments(3)	6,633	6,588	16,985	16,264	18,052	20,335	76,660	4,878	5		166,400
Financial guarantees(4)	–	–	–	–	–	–	–	–	31,865		31,865
Outsourcing obligations	19	36	51	50	50	183	225	4	1		619
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.

Credit ratings

Credit ratings are one of the factors that affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivatives and hedging transactions and obtain related borrowings. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.

There have been no changes to the Bank’s credit ratings during this quarter. The Bank continues to have strong credit ratings and is rated AA by DBRS, Aa3 by Moody’s, AA- by Fitch and A+ by Standard and Poor’s (S&P).

Fitch and S&P have a stable outlook on the Bank. Meanwhile, DBRS and Moody’s continue to maintain their negative outlook for all Canadian banks citing the uncertainty around the federal government’s proposed new bail-in regime for senior unsecured debt, to reflect the greater likelihood that such debt may incur losses in the unlikely event of a distress scenario.

The Bank remains confident that it will maintain strong credit ratings.

22    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial position

The Bank’s total assets as at April 30, 2016 were $895 billion, up $38 billion or 4% from October 31, 2015. Adjusting for the impact of foreign currency translation, total assets were up $59 billion or 7%.

Cash and deposits with financial institutions decreased $13 billion or $11 billion after adjusting for the impact of foreign currency translation due primarily to lower balances with the U.S. Federal Reserve. Securities purchased under resale agreements and securities borrowed increased $17 billion or $20 billion after adjusting for the impact of foreign currency translation due primarily to an increase in client and business activities.

Trading assets increased $2 billion or 2% from October 31, 2015. Adjusting for the impact of foreign currency translation, trading assets increased $5 billion from October 31, 2015, due primarily to an increase in trading securities from higher holdings of Canadian and U.S. government debt.

Investment securities increased $23 billion or 54% from October 31, 2015. After adjusting for the impact of foreign currency translation, investment securities grew by $26 billion due primarily to an increase in held-to-maturity securities. As of April 30, 2016, the unrealized gain on available-for-sale securities, after the impact of qualifying hedges, was $42 million, a decrease of $225 million from October 31, 2015. The decrease was due mainly to realized gains on disposals and declines in the market values of equities.

Loans increased $8 billion or 2% from October 31, 2015. Adjusting for the impact of foreign currency translation, loans increased $15 billion or 3%. Underlying growth in residential mortgages in Canada and Latin America was largely offset by the planned run-off of Tangerine’s broker-originated and white label mortgage portfolio. Personal and credit card loans rose $5 billion, due mainly to the acquisition of the credit card portfolio from JPMorgan Chase Bank, and growth in Canada and Latin America. Business and government loans were up $10 billion mainly in the United States and Canada.

Total liabilities were $841 billion as at April 30, 2016, up $38 billion or 5% from October 31, 2015. Adjusting for the impact of foreign currency translation, total liabilities increased $59 billion or 7%.

Total deposits increased $8 billion or $21 billion after adjusting for the impact of foreign currency translation. Personal deposits grew by $5 billion mainly in Canada and Latin America and business and government deposits increased by $9 billion primarily in Canada.

Obligations related to securities sold under repurchase agreements and securities lent increased by $25 billion and obligations related to securities sold short increased by $2 billion or $29 billion and $3 billion respectively after adjusting for the impact of foreign currency translation.

Total shareholders’ equity increased $347 million from October 31, 2015. This increase was driven by current year earnings less dividends paid of $1,628 million and an increase of $505 million preferred shares. This was partially offset by a $1,630 million decrease in accumulated other comprehensive income due primarily to lower unrealized foreign currency translation gains on the Bank’s investments in its foreign operations and an increase in the net pension obligation, as well as, the repurchase and cancellation of approximately 1.5 million common shares or $80 million under the Normal Course Issuer Bid program.

Capital management

We continue to manage our capital in accordance with the capital management framework as described on pages 39 to 49 of the Bank’s 2015 Annual Report. In addition, we continue to monitor and prepare for new regulatory capital developments to ensure compliance with these requirements.

Regulatory capital requirements under Basel III

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy; Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. In addition to risk-based capital requirements, Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, the BCBS Basel III rules contain transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional components to common equity. Non-qualifying non-common capital instruments are being phased-out over 10 years and the capital conservation buffer is being phased-in over 4 years. As of January 2019, banks will be required to meet new minimum requirements related to risk-weighted assets of: CET1 ratio of 4.5% plus a capital conservation buffer of 2.5%, collectively 7%, minimum Tier 1 ratio of 8.5%, and Total capital ratio of 10.5%.

The Office of the Superintendent of Financial Institutions (OSFI) has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014. In accordance with OSFI’s requirements, as at April 30, 2016, the CVA scalars for the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio were 0.64, 0.71 and 0.77, respectively, consistent with the scalars applied in 2015.

Commencing the first quarter of 2013, OSFI required Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’) and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum.

Scotiabank Second Quarter Report 2016    23

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital ratios

The Bank’s various regulatory capital measures consist of the following:

	As at
	April 30 2016	January 31 2016	October 31 2015
($ millions)	All-in	All-in	All-in
Common Equity Tier 1 capital	$35,911	$37,645	$36,965
Tier 1 capital	40,759	41,983	41,366
Total regulatory capital	48,839	50,413	48,230
CET1 risk-weighted assets(1)	$356,866	$374,457	$357,995
Tier 1 risk-weighted assets(1)	357,389	375,365	358,780
Total risk-weighted assets(1)	357,837	376,143	359,453
Capital ratios (%):
Common Equity Tier 1 capital	10.1	10.1	10.3
Tier 1 capital ratio	11.4	11.2	11.5
Total capital ratio	13.6	13.4	13.4
Leverage:
Leverage exposures	$1,005,103	$1,037,881	$980,212
Leverage ratio (%)	4.1	4.0	4.2
(1)	CVA risk-weighted assets were calculated using scalars of 0.64, 0.71 and 0.77 to compute CET1, Tier1 and Total capital ratios, respectively in 2016 (October 31, 2015 – scalars of 0.64, 0.71 and 0.77).

The Bank continues to maintain a strong capital position. As at April 30, 2016, the CET1, Tier 1, Total capital and Leverage ratios are well above Basel III all-in minimum requirements.

Changes in regulatory capital

The Bank’s Common Equity Tier 1 capital was $35.9 billion, as at April 30, 2016 (January 31, 2016 – $37.6 billion), a decrease of approximately $1.7 billion during the quarter, mainly due to decreased accumulated other comprehensive income of $2.8 billion primarily from foreign currency translation, partly offset by internal capital generation of $0.6 billion and lower capital deductions of $0.4 billion.

The Bank’s Tier 1 and Total capital ratios were also impacted by the above changes and an issuance of $500 million of NVCC preferred shares.

Risk-weighted assets (RWA)

CET1 RWA decreased by $17.6 billion or 4.7% during the quarter to $356.9 billion, primarily due to the impact of a stronger Canadian dollar on foreign currency denominated risk-weighted assets of $18.8 billion. In addition, increased RWA from book quality changes including credit migration was largely offset by other capital measures taken, including capital model changes.

Normal Course Issuer Bid

On May 29, 2015, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. The bid ends on June 1, 2016. During the six months ended April 30, 2016, the Bank repurchased and cancelled approximately 1.5 million common shares at an average price of $52.34 per share (as of April 30, 2016 – 9.5 million shares at an average price of $58.94 per share have been repurchased and cancelled under this bid).

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares, which represents approximately 1% of the Bank’s common shares issued and outstanding as of May 26, 2016. Purchases under the new bid may commence on June 2, 2016, and will end on the earlier of June 1, 2017, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

Common dividend

The Board of Directors, at its meeting on May 30, 2016, approved a dividend of 72 cents per share. This quarterly dividend is payable to shareholders of record as of July 5, 2016 on July 27, 2016.

Financial instruments

Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 8. The methods of determining the fair value of financial instruments are detailed on page 151 of the Bank’s 2015 Annual Report.

Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.

Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way (only one party will ever post collateral) or bi-lateral (either party may post depending upon which party is in-the-money). The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 76 of the Bank’s 2015 Annual Report).

24    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Total derivative notional amounts were $4,300 billion as at April 30, 2016, compared to $5,050 billion as at January 31, 2016 and $5,019 billion as at October 31, 2015. The quarterly change was primarily due to interest rate contracts and foreign currency translation. The total notional amount of over-the-counter derivatives was $3,995 billion (January 31, 2016 – $4,721 billion; October 31, 2015 – $4,694 billion), of which $2,473 billion were settled through central counterparties as at April 30, 2016 (January 31, 2016 – $3,046 billion; October 31, 2015 – $3,065 billion). The credit equivalent amount, after taking master netting arrangements into account, was $32.3 billion, compared to $51.1 billion at January 31, 2016. The change from January 31, 2016 was largely due to a reduction in interest rate swaps as part of an effort to reduce risk with centralized clearing houses and the impact of foreign currency translation.

Selected credit instruments

A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 53 of the Bank’s 2015 Annual Report. The Bank’s net exposures have substantially remained unchanged from year end.

Off-balance sheet arrangements

In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities and guarantees and other commitments.

No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.

For a complete discussion of these types of arrangements, please refer to pages 49 to 51 of the Bank’s 2015 Annual Report.

Structured entities

The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper.

Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.

A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.

The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.5 billion as at April 30, 2016 (October 31, 2015 – $3.9 billion). As at April 30, 2016, total commercial paper outstanding for these conduits was $3.3 billion (October 31, 2015 – $2.5 billion). Funded assets purchased and held by these conduits as at April 30, 2016, as reflected at original cost, were $3.3 billion (October 31, 2015 – $2.5 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2015.

Other off-balance sheet arrangements

Guarantees and other indirect commitments remained stable compared to October 31, 2015. The impact of foreign currency translation on undrawn loan commitments was largely offset by increased commitments in relation to securities lending activities. Fees from guarantees and loan commitment arrangements recorded in non-interest income – banking were $143 million for the three months ended April 30, 2016, compared to $138 million in the previous quarter.

Regulatory developments

The Bank continues to respond to global regulatory developments, such as capital and liquidity requirements under the Basel Committee on Banking Supervision global standards (Basel III), over-the-counter derivatives reform, consumer protection measures and specific financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Bank continues to monitor these and other developments and is working to ensure business impacts, if any, are minimized.

Bank Recapitalization Regime

On April 20, 2016, the Federal Government introduced legislation to implement a “bail-in” regime, in accordance with regulations to the Canada Deposit Insurance Corporation Act that have not yet been prescribed (the “CDIC Act Regulations”), for the largest six Canadian banks, including The Bank of Nova Scotia, designated as domestic systemically important banks (D-SIBs). The draft legislation aims to enhance the resolution toolkit for D-SIBs, including the framework for the conversion of certain eligible shares and liabilities of the D-SIB into common equity of the bank (or any of its affiliates) in the event the D-SIB becomes non-viable. This proposed bail-in regime is aimed at ensuring that in the unlikely event of a failure of a D-SIB, it is the D-SIB’s shareholders and creditors that are responsible for the institution’s risks and not the taxpayers. The types of eligible shares and liabilities subject to the statutory conversion power will be set out in the CDIC Act Regulations, and while these regulations have not yet been prescribed, in its previous consultation paper, the Federal Government had proposed that certain unsecured debt would be subject to the conversion power and customer deposits would be excluded. D-SIBs would also be subject to minimum loss absorbency requirements to ensure they can withstand significant losses and emerge from a conversion well capitalized, as well as comprehensive disclosure and reporting requirements. The regime would apply only to eligible shares and liabilities issued after the implementation of the proposed regime with no retroactive application to existing debt. The proposed “bail-in” regime has not yet been finalized, much of the detail will be set out in the CDIC Act Regulations, and timing for implementation has yet to be determined, but these proposed changes could adversely impact the Bank’s cost of funding.

Proposed Tax Rules

The 2015 Canadian Federal Budget proposed tax rules for synthetic equity arrangements which if enacted, would impact the tax deductibility of Canadian dividends paid or payable after October 31, 2015, in certain circumstances. On July 31, 2015, the Department of Finance (Canada) issued draft legislation which included certain modifications to the rules, including a delay in full implementation until May 2017. Legislation containing further refinements to these rules was introduced during the quarter. While the Bank continues to assess the impact of this proposal, these proposed tax rules are not expected to materially affect the Bank’s overall financial results.

Scotiabank Second Quarter Report 2016    25

MANAGEMENT’S DISCUSSION & ANALYSIS

Dodd-Frank Act

Section 619 of the Dodd-Frank Act, commonly known as the Volcker Rule, impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Volcker Rule imposes prohibitions and restrictions on banking entities and their affiliates in connection with proprietary trading and investing in or sponsoring of hedge funds or private equity funds. The Bank has a compliance program to assess, monitor, and report on Volcker Rule compliance, which became effective on July 21, 2015, across the enterprise. These impacts are not expected to materially affect the Bank’s overall financial results.

On February 18, 2014 the Board of Governors of the Federal Reserve System (“Federal Reserve”) in the U.S. approved the final rule to implement the enhanced prudential standards and early remediation requirements of sections 165 and 166 of the Dodd-Frank Act (the FBO Rule) for bank holding companies and foreign banking organizations. Regulation YY implements certain provisions of section 165 that require the Federal Reserve Board to establish enhanced prudential standards for bank holding companies and foreign banking organizations with total consolidated assets of $50 billion, such as the Bank. The overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has appointed a Chief Risk Officer for the U.S., and will be in compliance with the final rule by the effective date of July 2016.

On August 5, 2015, the US Securities and Exchange Commission (“SEC”) took several steps toward completing its regulatory framework for security based swap dealers and majority security-based swap participants, as required under the Dodd-Frank Act. The SEC unanimously adopted final rules providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The registration date has not been set and is dependent on additional rulemaking by the SEC. The Bank, which is currently registered as a swap dealer with the Commodity Futures Trading Commission, anticipates that it will be required to register as a security based swap dealer with the SEC.

Over-The-Counter Derivatives Reform

In March 2015, the Basel Committee on Banking Supervision and the International Organization of Securities Commissions published a framework establishing minimum standards for margin requirements for non-centrally cleared derivatives for non-exempt financial entities and systemically important non-financial entities (“BCBS Guidelines”). Throughout 2014 and 2015, regulators around the globe proposed domestic rules based on the BCBS Guidelines. In October 2015, OSFI issued a draft version of Guideline E-22: Margin Requirements for Non-Centrally Cleared Derivatives to substantially incorporate the requirements of the BCBS Guidelines (“Guideline E-22”). The final version of Guidelines E-22 will be effective September 1, 2016. The Bank continues to assess the impact of Guideline E-22 and expects to meet all obligations imposed by Guidelines E-22 when it goes into effect.

The Foreign Account Tax Compliance Act (FATCA) and Common Reporting Standard (CRS)

FATCA is U.S. legislation designed to prevent U.S. taxpayers from using accounts held outside of the U.S. to evade taxes. FATCA and in some countries, related local regulations now require financial institutions to report annually on specified accounts held outside of the U.S. by U.S. taxpayers. This reporting is made available to the U.S. Internal Revenue Service either directly or through local regulatory agencies. Under an initiative known as Global FATCA, more than 100 OECD member countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a CRS. Implementation of the CRS commenced in January 2016 in countries that signed on as “early adopters.” More than 40 countries where the Bank has a presence have now signed on to the CRS, and 17 of these signed on as early adopters. Under the guidance of an enterprise program office, dedicated project teams in each of the Bank’s business lines are working to meet all FATCA-related obligations worldwide while minimizing negative impact on the client experience.

The Bank will meet all obligations imposed under FATCA and other tax information exchange regimes, in accordance with local law.

Accounting Policies and Controls

Accounting policies and estimates

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2015. Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report describes the Bank’s significant accounting policies.

Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as requirements from the other regulatory bodies, including OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s consolidated financial statements in the 2015 Annual Report except as noted below.

Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted from the date the Bank applies IFRS 15 Revenue from Contracts with Customers on or before the date of initial application of IFRS 16. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

26    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Revenue from Contracts with Customers

On April 12, 2016, the IASB issued amendments to the revenue standard, IFRS 15 Revenue From Contracts with Customers. The amendments provide additional clarification on the identification of a performance obligation in a contract, determining the principal and agent in an agreement, and determining whether the licensing revenues should be recognized at a point in time or over a specific period. The amendments also provide additional practical expedients upon transition to IFRS 15. The amendments are effective for the Bank on November 1, 2018, consistent with the effective date of the standard. Further information on the underlying standard can be found on page 105 of the Bank’s 2015 annual report.

Changes in internal control over financial reporting

There have been no changes in the Bank’s internal control over financial reporting during the six months ended April 30, 2016, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.

Related party transactions

There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 107 and 194 of the Bank’s 2015 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Economic Outlook

The global economy remains on a moderate growth path, highlighted by differentiated regional performances. Growth in the U.S. was slower than expected in the first quarter of 2016, as firms cut back on capital investment and inventories, and exports fell. Prospects should improve for the remainder of the year, given the renewed softening in the U.S. dollar, still-low oil and gasoline prices, and solid wage gains which are bolstering consumer spending power. In Canada, robust growth is expected in the first quarter of the year owing to the rebound in commodity prices, reasonable strength in U.S. demand for Canadian goods, and a highly accommodative monetary policy. The impact of the tragic wildfires in Fort McMurray will reduce activity somewhat in the second quarter of 2016 at a national level, but is expected to have a significant impact on Alberta as a result of the evacuation, the associated dislocation of economic activity, and the impacts on oil production in the region. Assuming a relatively rapid rebound in oil production, which first requires a significant reduction in the fire’s range and intensity, rebuilding in the areas affected by the fire should lead to a rebound in activity through the remainder of the year.

In Europe, growth in the first quarter was better than anticipated, but the pace of activity remains moderate as the economy continues to struggle with overcapacity, low inflation, and political risk. In Asia, China’s growth seems to be stabilizing, though risks remain. Elsewhere in Asia, the outlook remains relatively favourable, though the Japanese economy remains weak, and continues to be affected by a very strong currency.

The outlook in the Pacific Alliance countries and Central America generally remains solid despite the problems in Brazil and Venezuela and the weak first quarter in the U.S. Stronger commodity prices in combination with prudent macroeconomic policy frameworks and reduced political uncertainty in the Pacific Alliance countries and many Central American nations are expected to provide a good foundation for growth in the second half of 2016 and 2017.

Scotiabank Second Quarter Report 2016    27

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review

Canadian Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Business segment income
Net interest income	$1,718	$1,738	$1,574	$3,456	$3,125
Non-interest income(2)	1,338	1,239	1,210	2,577	2,391
Total revenue	3,056	2,977	2,784	6,033	5,516
Provision for credit losses	204	194	169	398	334
Non-interest expenses	1,549	1,596	1,487	3,145	2,951
Income tax expense	326	312	299	638	587
Net income	$977	$875	$829	$1,852	$1,644
Net income attributable to equity holders of the Bank	$977	$875	$829	$1,852	$1,644
Other measures
Return on equity(1)	23.1%	20.8%	21.5%	21.9%	21.2%
Assets under administration ($ billions)	310	304	312	310	312
Assets under management ($ billions)	137	135	134	137	134
Average assets ($ billions)	$307	$307	$298	$307	$297
Average liabilities ($ billions)	$231	$229	$216	$230	$215
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended April 30, 2016 – $18 (January 31, 2016 – $15 and April 30, 2015 – $19) and for the six months ended April 30, 2016 – $33 (April 30, 2015 – $34).

Net income

Q2 2016 vs Q2 2015

Canadian Banking reported net income attributable to equity holders of $977 million, an increase of $148 million or 18%. Adjusting for the gain on the sale of a non-core lease financing business (“the gain on sale”), net income increased $48 million or 6%. An increase in the net interest margin, solid growth from assets and deposits, and the impact of the credit card portfolio acquired from JPMorgan Chase Bank (“the acquisition”) were partially offset by increased non-interest expenses and provision for credit losses.

Q2 2016 vs Q1 2016

Net income attributable to equity holders increased $102 million or 12%. Adjusting for the gain on sale, net income was in line with the previous quarter. Higher net interest margin and lower non-interest expenses were offset by the impact of the shorter quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net income attributable to equity holders increased $208 million or 13%. Adjusting for the gain on sale, net income increased $108 million or 7%, due to higher net interest margin, solid growth from assets and deposits, the impact of the acquisition and higher non-interest revenues. The increase was partially offset by higher non-interest expenses and provision for credit losses.

Average assets

Q2 2016 vs Q2 2015

Average assets grew $9 billion or 3% to $307 billion. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $15 billion or 5%. The growth included $6 billion or 9% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, as well as $4 billion or 10% in business loans and acceptances.

Q2 2016 vs Q1 2016

Average assets remained unchanged. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $1 billion due mainly to the growth in business loans and acceptances.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Average assets grew $10 billion or 3%. Adjusting for the impact of the Tangerine broker-originated and white label mortgage run-off portfolios, assets increased $15 billion or 5%. The growth included $6 billion or 9% in personal loans primarily in consumer auto lending and credit cards, $5 billion or 3% in residential mortgages, as well as $4 billion or 11% in business loans and acceptances.

Average liabilities

Q2 2016 vs Q2 2015

Average liabilities increased $15 billion or 7%, including strong growth of $9 billion or 15% in retail banking savings deposits and $1 billion or 9% in chequing accounts. As well, there was growth of $1 billion or 3% in small business and commercial banking business operating accounts and $4 billion or 25% in wealth management deposits. This was partially offset by a decline in lower margin GICs of $2 billion or 3%.

28    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2016 vs Q1 2016

Average liabilities increased $2 billion or 1%, primarily driven by strong growth of $2 billion or 2% in retail banking chequing and savings accounts.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Average liabilities increased $15 billion or 7%, including strong growth of $9 billion or 15% in retail banking savings deposits and $2 billion or 10% in chequing accounts. As well there was growth of $2 billion or 5% in small business and commercial banking business operating accounts and $4 billion or 27% in wealth management deposits. This was partially offset by a decline in lower margin GICs of $2 billion or 3%.

Assets under management (AUM) and assets under administration (AUA)

AUM of $137 billion increased $3 billion or 2% from the same quarter last year driven by net sales, partially offset by market decline. AUM increased $2 billion or 1% from the previous quarter driven by market appreciation and net sales. AUA of $310 billion decreased $2 billion or 1% from the same quarter last year driven by market decline, partially offset by net sales. AUA increased $6 billion or 2% from the previous quarter driven by market appreciation and net sales.

Net interest income

Q2 2016 vs Q2 2015

Net interest income of $1,718 million was up $144 million or 9%. This was driven by a 12 basis point increase in the margin to 2.38% and strong growth in assets and deposits. Growth in higher margin credit cards, margin expansion in deposits, the run-off of lower spread Tangerine mortgages, and the acquisition contributed to the margin increase.

Q2 2016 vs Q1 2016

Net interest income decreased $20 million or 1% due mainly to the impact of the shorter quarter, partly offset by an increase of three basis points in the margin.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net interest income of $3,456 million was up $331 million or 11%. This was driven by a 15 basis point increase in the margin to 2.36%, strong growth in assets and deposits and the acquisition.

Non-interest income

Q2 2016 vs Q2 2015

Non-interest income of $1,338 million increased $128 million or 11%. Adjusting for the gain on sale, non-interest income increased $12 million or 1% due primarily to growth in insurance and card revenues and other income, partly offset by lower mutual fund and brokerage revenues as a result of market depreciation.

Q2 2016 vs Q1 2016

Non-interest income grew $99 million or 8%. Adjusting for the gain on sale, non-interest income decreased $17 million or 1% due primarily to lower mutual fund and brokerage revenues as a result of the impact of the shorter quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest income of $2,577 million increased $186 million or 8%. Adjusting for the gain on sale, non-interest income increased $70 million or 3% due primarily to growth in insurance and card revenues, higher credit fees and other income.

Provision for credit losses

Q2 2016 vs Q2 2015

The provision for credit losses was $204 million, up $35 million or 20%, mainly due to higher provisions in the retail portfolio driven by growth in relatively higher spread loans. The provision for credit losses ratio was 28 basis points, compared to 24 basis points last year.

Q2 2016 vs Q1 2016

The provision for credit losses was $204 million, up from $194 million, mainly due to higher provisions in the retail portfolio. The provision for credit losses ratio increased two basis points to 28 basis points.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

The provision for credit losses was $398 million, up $64 million with higher provisions in retail portfolios driven by growth in relatively higher spread products. The provision for credit losses ratio was 27 basis points, up four basis points.

Non-interest expenses

Q2 2016 vs Q2 2015

Non-interest expenses were $1,549 million, an increase of $62 million or 4%. Adjusting for the impact of the acquisition, non-interest expenses were up $27 million or 2%, primarily reflecting higher technology and project spending and salary increases, partially offset by benefits realized from cost reduction initiatives.

Scotiabank Second Quarter Report 2016    29

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2016 vs Q1 2016

Non-interest expenses decreased $47 million or 3%, reflecting the seasonal increase in share-based compensation in the prior quarter and lower employee benefit costs in the current quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest expenses were $3,145 million year-to-date, an increase of $194 million or 7%. Adjusting for the impact of the acquisition, non-interest expenses were up $119 million or 4%, primarily reflecting technology and project spending and salary increases, partially offset by lower volume and revenue-driven expenses and benefits realized from cost reduction initiatives.

Taxes

The effective tax rate was 25.1% compared to 26.5% in the same quarter last year and 26.3% in the previous quarter. On a year-to-date basis, the effective tax rate decreased to 25.6% from 26.3% in the same period last year. The declines were primarily due to the tax effect of the gain on sale this quarter.

International Banking	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Business segment income
Net interest income	$1,590	$1,558	$1,380	$3,148	$2,729
Non-interest income(2)	879	892	751	1,771	1,477
Total revenue	2,469	2,450	2,131	4,919	4,206
Provision for credit losses	380	291	266	671	551
Non-interest expenses	1,354	1,411	1,224	2,765	2,428
Income tax expense	174	187	154	361	276
Net income	$561	$561	$487	$1,122	$951
Net income attributable to non-controlling interest in subsidiaries	$61	$56	$40	$117	$87
Net income attributable to equity holders of the Bank	$500	$505	$447	$1,005	$864
Other measures
Return on equity(1)	11.9%	13.1%	12.8%	12.5%	12.7%
Average assets ($ billions)	$145	$143	$128	$144	$124
Average liabilities ($ billions)	$112	$108	$94	$110	$91
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporation for the three months ended April 30, 2016 $111 (January 31, 2016 – $122 and April 30, 2015 – $112) and for the six months ended April 30, 2016 $233 (April 30, 2015 – $220).

Net income

Q2 2016 vs Q2 2015

International Banking reported net income attributable to equity holders of $500 million, an increase of $53 million or 12%. Strong organic and acquisition-driven loan, deposit and fee growth, the favourable impact of foreign currency translation and good expense management delivering strong positive operating leverage were partially offset by higher provision for credit losses.

Q2 2016 vs Q1 2016

Net income attributable to equity holders was down 1% with strong loan and deposit growth in Latin America, contributions from recent acquisitions, higher securities gains and good expense management, more than offset by higher provision for credit losses.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net income attributable to equity holders was $1,005 million, an increase of $141 million or 16%, driven by strong loan, deposit and fee growth in Latin America, contributions from acquisitions, and good expense management delivering positive operating leverage, partly offset by higher provision for credit losses.

Average assets

Q2 2016 vs Q2 2015

Average assets of $145 billion increased $17 billion or 13%, driven by acquisitions and strong retail and commercial loan growth, partly offset by the negative impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 15% and 14%, respectively. Growth in retail loans was driven by a 19% increase in Latin America and by an 8% increase in the Caribbean and Central America. Commercial loan growth reflected increases of 19% in Latin America and 1% in the Caribbean and Central America.

Q2 2016 vs Q1 2016

Average assets increased $2 billion or 2% driven by solid retail and strong commercial growth, and acquisitions, partly offset by the negative impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 5% with strong organic growth in Latin America and the impact of acquisitions in the Caribbean and Central America.

30    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Average assets of $144 billion increased $20 billion or 16%, driven by acquisitions and strong retail and commercial loan growth, and the positive impact of foreign currency translation. Adjusting for the impact of foreign currency translation, retail and commercial loan growth was 13%. Growth in retail loans was driven by an 18% increase in Latin America, with moderated growth of 5% in Caribbean and Central America. Commercial loan growth reflected an increase of 18% in Latin America, partially offset by a decline of 2% in the Caribbean and Central America.

Average liabilities

Q2 2016 vs Q2 2015

Average liabilities increased $18 billion or 19% to $112 billion driven by acquisitions, strong organic growth of 16% in retail and commercial deposits, partly offset by the impact of foreign currency translation.

Q2 2016 vs Q1 2016

Average liabilities increased $4 billion or 3% driven by acquisitions and 4% growth in retail and commercial deposits, partially offset by the impact of foreign currency translation.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Average liabilities increased $19 billion or 20% to $110 billion driven by acquisitions and 16% growth in retail and commercial deposits, and the impact of foreign currency translation.

Net interest income

Q2 2016 vs Q2 2015

Net interest income rose $210 million or 15% to $1,590 million. This was due largely to acquisitions and strong volume growth, partly offset by the unfavourable impact of foreign currency translation. Net interest margin rose 2 basis points to 4.69% mainly due to acquisitions. Adjusting for the impact of acquisitions, net interest margin was lower by 19 basis points due to last year’s impact of Central Bank rate changes in Latin America.

Q2 2016 vs Q1 2016

Net interest income rose $32 million or 2% to $1,590 million. Adjusting for acquisitions and the unfavourable impact of foreign currency translation, net interest income rose 4% with solid asset growth, partly offset by the impact of a shorter quarter. Net interest margin increased by 12 basis points to 4.69% due to recent acquisitions and improved margins across most geographies.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net interest income rose $419 million or 15% to $3,148 million. Adjusting for acquisitions and the unfavourable impact of foreign currency translation, net interest income rose 8% with strong asset growth, partly offset by a slightly lower margin. The net interest margin was down 6 basis points to 4.63% driven primarily by asset mix. The impact of acquisitions mostly offset declining margins in Latin America.

Non-interest income

Q2 2016 vs Q2 2015

Non-interest income increased $128 million or 17% to $879 million mainly driven by acquisitions, good fee growth, largely in credit cards, foreign exchange, and commercial credit, and higher trading revenues.

Q2 2016 vs Q1 2016

Non-interest income decreased $13 million or 1% as higher net investment securities gains and higher trading and foreign exchange revenues were offset by lower contributions from certain acquisitions and associated corporations, and seasonally higher banking fees last quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest income increased $294 million or 20% to $1,771 million driven by acquisitions, higher fees, largely in credit cards, foreign exchange, and commercial credit, trading revenues, mark-to-market on financial instruments used for asset/liability management and the favourable impact of foreign exchange translation.

Provision for credit losses

Q2 2016 vs Q2 2015

The provision for credit losses was $380 million, up $114 million, driven primarily by higher commercial provisions in Colombia, largely related to one account, along with a few accounts in Puerto Rico. Retail provisions increased primarily in Latin America, with higher provisions in Peru and Chile largely offset by lower provisions in Mexico and Colombia. In the Caribbean and Central America, retail provisions were flat. Overall, provisions reflect a higher credit mark benefit on acquired portfolios at $50 million compared to $3 million last year. The provision for credit losses ratio increased by 31 basis points to 150 basis points.

Scotiabank Second Quarter Report 2016    31

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2016 vs Q1 2016

The provision for credit losses was $380 million, an increase of $89 million, driven by higher commercial provisions in Colombia, largely related to one account, and a few accounts in Puerto Rico. The provision for credit losses ratio increased from 114 basis points to 150 basis points. This quarter’s provision included a credit mark benefit on acquired portfolios of $50 million compared to $24 million last quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

The provision for credit losses was $671 million, compared to $551 million, driven by higher commercial provisions in Colombia, largely related to one account, Puerto Rico, and Mexico. Retail provisions were modestly higher with increases in the Caribbean and Central America partly offset by lower provisions in Latin America, where increases in Peru and Chile were more than offset by reductions in Mexico and Colombia. The provision for credit losses ratio was 132 basis points, up 6 basis points. The credit mark benefit on acquired portfolios was $74 million compared to $17 million.

Non-interest expenses

Q2 2016 vs Q2 2015

Non-interest expenses increased by $130 million or 11% to $1,354 million compared to a year ago. Adjusting for acquisitions and the positive impact of foreign currency translation, expenses were up 6% driven primarily by increased business volumes and inflationary increases.

Q2 2016 vs Q1 2016

Non-interest expenses were $57 million or 4% lower. Adjusting for acquisitions and the positive impact of foreign currency translation, expenses were down 3% due to seasonally higher share based compensation last quarter together with strong expense management in the quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest expenses of $2,765 million were $337 million or 14% higher. Adjusting for acquisitions and the positive impact of foreign currency translation, expenses were up 6% driven primarily by increased business volumes and inflationary increases. Expense management remains a key priority.

Taxes

The effective tax rate was relatively stable at 23.7% compared to 24.1% in the same quarter last year and decreased from 25.1% in the previous quarter due to higher tax benefits in Mexico this quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

The effective tax rate increased to 24.4% compared to 22.5% in the same period last year due to lower tax benefits in Latin America, mainly Mexico.

Global Banking and Markets	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(1)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Business segment income
Net interest income	$309	$302	$259	$611	$526
Non-interest income	749	746	839	1,495	1,604
Total revenue	1,058	1,048	1,098	2,106	2,130
Provision for credit losses	118	54	13	172	26
Non-interest expenses	493	507	467	1,000	932
Income tax expense	124	121	169	245	319
Net income	$323	$366	$449	$689	$853
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$323	$366	$449	$689	$853
Other measures
Return on equity(1)	10.0%	11.4%	15.3%	10.7%	14.6%
Average assets ($ billions)	$352	$358	$355	$355	$347
Average liabilities ($ billions)	$277	$265	$247	$271	$242
(1)	Refer to page 4 for a discussion of non-GAAP measures.

Net income

Q2 2016 vs Q2 2015

Net income attributable to equity holders was $323 million, a decrease of $126 million or 28%, driven mainly by a higher provision for credit losses, and to a lesser extent, by a lower contribution from equities.

Q2 2016 vs Q1 2016

Net income attributable to equity holders decreased by $43 million or 12%. This was mainly due to higher provision for credit losses, the negative impact of foreign currency translation and, to a lesser extent, by a lower contribution from equities, which was partly offset by stronger results in investment banking and fixed income.

32    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net income attributable to equity holders decreased $164 million or 19%. Stronger results in the commodities business and the positive impact of foreign currency translation were more than offset by higher provision for credit losses and lower results in capital markets.

Average assets

Q2 2016 vs Q2 2015

Average assets were $352 billion, a decrease of $3 billion or 1%. Adjusting for the positive impact of foreign currency translation, assets declined by $16 billion or 5% as increases in corporate loans and acceptances were more than offset by lower trading assets and securities purchased under resale agreements.

Q2 2016 vs Q1 2016

Average assets decreased by $6 billion or 2%. Adjusting for the impact of foreign currency translation, average assets increased by $3 billion or 1%, due mainly to an increase of $4 billion in corporate loans and acceptances and $4 billion in derivative-related assets.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Average assets increased by $8 billion or 2%. Adjusting for the impact of foreign currency translation, average assets decreased by $17 billion or 5%, due primarily to a decrease of $17 billion in trading assets and $5 billion in securities purchased under resale agreements. This was partly offset by growth of $6 billion in corporate loans and acceptances.

Average liabilities

Q2 2016 vs Q2 2015

Average liabilities of $277 billion increased by $30 billion or 12%. Adjusting for the positive impact of foreign currency translation, average liabilities increased by $20 billion or 8%. This was due to growth of $12 billion in capital markets liabilities and $9 billion in deposits.

Q2 2016 vs Q1 2016

Average liabilities increased by $12 billion or 4%. Adjusting for the impact of foreign currency translation, average liabilities increased by $19 billion or 7%. This was due to growth of $12 billion in other capital markets liabilities as well as $2 billion in deposits.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Average liabilities increased by $29 billion or 12%. Adjusting for the positive impact of foreign currency translation, average liabilities increased by $11 billion or 5%. This was due to growth of $7 billion in deposits and $4 billion in capital markets liabilities.

Net interest income

Q2 2016 vs Q2 2015

Net interest income of $309 million was up $50 million or 19%. This was due mainly to higher loan origination fees and higher lending volumes and deposits in Canada, the U.S. and Europe, which was partly offset by lower volumes in Asia. Margin compression in all regions partly offset volume growth.

Q2 2016 vs Q1 2016

Net interest income was up $7 million or 2%. This was due mainly to higher loan origination fees, increased volumes in the U.S. and Canadian lending businesses, and higher deposit spreads.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net interest income was up $85 million or 16%. This was due mainly to increased lending volumes and deposits in the U.S., Canadian and Europe lending businesses, higher loan origination fees, and the positive impact of foreign currency translation, partly offset by lower volumes in Asia.

Non-interest income

Q2 2016 vs Q2 2015

Non-interest income was $749 million, a decline of $90 million or 11%. Higher revenues in fixed income trading were more than offset by lower revenues in equities trading and lower underwriting and advisory fees.

Q2 2016 vs Q1 2016

Non-interest income was in line with the prior quarter.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest income decreased $109 million or 7% driven by lower underwriting and advisory fees and lower equities trading revenues. This was partly offset by higher fixed income and commodities trading revenues, as well as higher banking fees.

Scotiabank Second Quarter Report 2016    33

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses

Q2 2016 vs Q2 2015

The provision for credit losses was $118 million, up $105 million due primarily to higher provisions on a small number of loans in the energy sector. The provision for credit losses ratio was 57 basis points, compared to 8 basis points.

Q2 2016 vs Q1 2016

The provision for credit losses was up $64 million. The increase was due primarily to higher provisions on a small number of loans in the energy sector. The provision for credit losses ratio increased 30 basis points.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

The provision for credit losses was $172 million, compared to $26 million in the same period last year. The increased provisions are primarily due to the energy sector. The provision for credit losses ratio was 42 basis points, compared to 8 basis points in the same period last year.

Non-interest expenses

Q2 2016 vs Q2 2015

Non-interest expenses of $493 million were up $26 million or 6% compared to the same quarter last year. This was due to the negative impact of foreign currency translation, higher salaries, technology and regulatory costs, partly offset by lower performance-based compensation.

Q2 2016 vs Q1 2016

Non-interest expenses decreased $14 million or 3%. This was mainly driven by lower share-based compensation costs and the positive impact of foreign currency translation, partly offset by higher regulatory, compliance and technology costs.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Non-interest expenses increased $68 million or 7%. This was mainly driven by the negative impact of foreign currency translation, as well as higher technology, salaries, compliance and regulatory costs. This impact was partly offset by lower performance-based compensation.

Taxes

The effective tax rate of 27.7% was in line with the prior year, and higher than the prior quarter by 2.9%. This was mainly due to a higher level of income in higher tax jurisdictions in the current quarter. The year-to-date effective tax rate was 26.2% compared to 27.2% in the prior year.

Other(1)	For the three months ended			For the six months ended
(Unaudited) ($ millions) (Taxable equivalent basis)(2)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Business segment income
Net interest income(3)	$(99)	$(79)	$(15)	$(178)	$(13)
Non-interest income(3)(4)	110	(31)	(61)	79	(39)
Total revenue	11	(110)	(76)	(99)	(52)
Provision for credit losses	50	–	–	50	–
Non-interest expenses(5)	421	54	46	475	110
Income tax expense(3)	(183)	(176)	(154)	(359)	(237)
Net income	$(277)	$12	$32	$(265)	$75
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders	$(277)	$12	$32	$(265)	$75
Other measures
Average assets ($ billions)	$114	$103	$89	$108	$82
Average liabilities ($ billions)	$243	$254	$262	$249	$252
(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.
(2)	Refer to page 4 for a discussion of non-GAAP measures.
(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income, non-interest income and provision for income taxes for the three months ended April 30, 2016 – $53, (January 31, 2016 – $149, and April 30, 2015 – $117) and for the six months ended April 30, 2016 – $202 and April 30, 2015 – $209 to arrive at the amounts reported in the Consolidated Statement of Income.
(4)	Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies of $(31), (January 31, 2016 – $(35) and April 30, 2015 – $(32)) and for the six months ended April 30, 2016 – $(66) and April 30, 2015 – $(65).
(5)	Q2 2016 includes restructuring charge of $378.

The Other segment includes Group Treasury, smaller operating segments and other corporate items which are not allocated to a business line.

Net interest income, other operating income, and the provision for income taxes in each period include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $53 million in the second quarter, compared to $117 million in the same period last year and $149 million last quarter.

Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

34    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2016 vs Q2 2015

Net loss attributable to equity holders was $277 million. Adjusting for the restructuring charge of $378 million ($278 million after tax), net income was $1 million compared to net income of $32 million in the same period last year. The positive impact of foreign currency translation and a higher net gain on investment securities were more than offset by lower contributions from asset/liability management activities and higher expenses. An increase in the collective allowance against performing loans was offset by lower post-retirement benefit costs of $62 million.

Q2 2016 vs Q1 2016

Net loss attributable to equity holders was $277 million. Adjusting for the restructuring charge, net income was $1 million compared to net income of $12 million last quarter. Lower net interest income and higher other expenses were partly offset by a higher net gain on investment securities. An increase in the collective allowance against performing loans was offset by the lower post-retirement benefit costs.

Year-to-date Q2 2016 vs Year-to-date Q2 2015

Net loss attributable to equity holders was $265 million. Adjusting for the restructuring charge, net income was $13 million compared to net income of $75 million last year. The positive impact of foreign currency translation and a higher net gain on investment securities were more than offset by lower contributions from asset/liability management activities. An increase in the collective allowance against performing loans was offset by the lower post-retirement benefit costs.

Geographic Highlights	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Geographic segment income
Canada	$1,187	$997	$1,046	$2,184	$2,015
United States	35	128	139	163	311
Mexico	94	70	105	164	206
Peru	142	158	114	300	214
Chile	72	68	39	140	83
Colombia	–	35	32	35	76
Other international	368	372	350	740	675
Corporate adjustments	(314)	(14)	(28)	(328)	(57)
Net income	$1,584	$1,814	$1,797	$3,398	$3,523
Average assets ($ billions)
Canada	$533	$520	$510	$526	$500
United States	123	129	124	127	121
Mexico	28	28	25	28	25
Peru	24	24	20	24	19
Chile	20	19	17	19	16
Colombia	10	10	11	10	10
Other international	165	168	151	166	148
Corporate adjustments	15	13	12	14	11
Total	$918	$911	$870	$914	$850

Quarterly Financial Highlights

	For the three months ended
(Unaudited)	April 30 2016	January 31 2016	October 31 2015	July 31 2015	April 30 2015	January 31 2015	October 31 2014	July 31 2014
Total revenue ($ millions)	$6,594	$6,365	$6,125	$6,124	$5,937	$5,863	$5,747	$6,487
Total revenue (TEB(1)) ($ millions)	6,647	6,514	6,198	6,232	6,054	5,955	5,848	6,576
Net income ($ millions)	1,584	1,814	1,843	1,847	1,797	1,726	1,438	2,351
Basic earnings per share ($)	1.24	1.44	1.46	1.46	1.43	1.36	1.10	1.86
Diluted earnings per share ($)	1.23	1.43	1.45	1.45	1.42	1.35	1.10	1.85
(1)	Refer to page 4 for a discussion of non-GAAP measures.

Scotiabank Second Quarter Report 2016    35

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

As at April 30, 2016	Amount ($ millions)	Dividend	Dividend rate (%)	Number outstanding (000s)
Common shares (1)	$15,194	$0.72	–	1,202,732
Preferred shares
Preferred shares Series 14(2)	–	–	–	–
Preferred shares Series 15(3)	345	0.281250	4.50	13,800
Preferred shares Series 16(3)	345	0.328125	5.25	13,800
Preferred shares Series 17(3)	230	0.350000	5.60	9,200
Preferred shares Series 18(3)(4)(5)	187	0.209375	3.35	7,498
Preferred shares Series 19(3)(4)(6)	158	0.157625	2.52	6,302
Preferred shares Series 20(3)(4)(7)	201	0.225625	3.61	8,039
Preferred shares Series 21(3)(4)(8)	149	0.135750	2.17	5,961
Preferred shares Series 22(3)(4)(9)	234	0.239375	3.83	9,377
Preferred shares Series 23(3)(4)(10)	66	0.147000	2.35	2,623
Preferred shares Series 30(3)(4)(11)	154	0.113750	1.82	6,143
Preferred shares Series 31(3)(4)(12)	111	0.092000	1.47	4,457
Preferred shares Series 32(3)(4)(13)(14)	279	0.133899	2.14	11,162
Preferred shares Series 33(3)(4)(14)(15)	130	0.105690	1.84	5,184
Preferred shares Series 34(3)(16)(17)	350	0.497300	5.50	14,000
Preferred shares Series 36(3)(18)(19)	500	–	5.50	20,000
Trust securities	Amount ($ millions)	Distri- bution	Yield (%)	Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust(20a,c,d)	750	28.25	5.650	750
Scotiabank Tier 1 Securities – Series 2009-1 issued by Scotiabank Tier 1 Trust(20b,c,d)	650	39.01	7.802	650
NVCC Subordinated debentures			Amount ($ millions)	Interest Rate (%)
Subordinated debentures due March 2027			1,250	2.58
Subordinated debentures due December 2025(21)			750	3.37
Subordinated debentures due December 2025(22)			US 1,250	4.50
Options				Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares(1)(23)				22,843
(1)	Dividends on common shares are paid quarterly. As at May 20, 2016, the number of outstanding common shares and options was 1,202,815 thousand and 22,711 thousand, respectively.
(2)	On April 27, 2016, the Bank redeemed all outstanding Non-cumulative Preferred shares Series 14 and paid a dividend of $0.281250 per share.
(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly.
(4)	These preferred shares have conversion features (refer to Note 24 of the consolidated financial statements in the Bank’s 2015 Annual Report for further details).
(5)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 2.05%, multiplied by $25.00.
(6)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 2.05%, multiplied by $25.00, which will be reset quarterly until April 25, 2018.
(7)	Subsequent to the initial five-year fixed rate period which ended on October 25, 2013, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.70%, multiplied by $25.00.
(8)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.70%, multiplied by $25.00, which will be reset quarterly until October 25, 2018.
(9)	Subsequent to the initial five-year fixed rate period which ended on January 25, 2014, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.88%, multiplied by $25.00.
(10)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.88%, multiplied by $25.00, which will be reset quarterly until January 25, 2019.
(11)	Subsequent to the initial five-year fixed rate period which ended on April 25, 2015, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.00%, multiplied by $25.00.
(12)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.00%, multiplied by $25.00, which will be reset quarterly until April 25, 2020.
(13)	Subsequent to the initial five-year fixed rate period which ended on February 1, 2016, and resetting every five years thereafter, the dividends, if and when declared, will be determined by the sum of the five-year Government of Canada Yield plus 1.34%, multiplied by $25.00.
(14)	On February 2, 2016, 5,184 thousand of the 16,346 thousand non-cumulative preferred shares Series 32 were converted into non-cumulative preferred shares Series 33. On April 27, 2016, holders of preferred shares Series 32 that did not convert to preferred shares Series 33 received a dividend of $0.133899 per share, representing a blended payment of $0.015205 per share for the period January 27, 2016 to February 1, 2016 and $0.118693 per share for the period February 2, 2016 to April 25, 2016. For the period January 27, 2016 to February 1, 2016, holders of preferred shares Series 32 that elected to convert to preferred shares Series 33 received a payment of $0.015205 per share on February 2, 2016.
(15)	Dividends, if and when declared, are determined by the sum of the three-month Government of Canada Treasury Bill Yield plus 1.34%, multiplied by $25.00, which will be reset quarterly until February 1, 2021. On April 27, 2016, holders of preferred shares Series 33 received a dividend of $0.105690 per share for the period February 2, 2016 to April 25, 2016.
(16)	On December 17, 2015 the Bank issued 14,000 thousand Non-cumulative 5-Year Rate Reset Preferred Shares Series 34 for $350 million, which contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 11 of the condensed interim consolidated financial statements and below for further details.
(17)	The initial dividend was paid on April 27, 2016 in an amount of $0.4973 per share. Dividends, if and when declared, for the initial five-year period ending on April 25, 2021, will be payable in an amount of $0.34375 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.51%, multiplied by $25.00.
(18)	On March 14, 2016, the Bank issued 20,000 thousand Non-cumulative 5-Year Rate Reset Preferred Shares Series 36 for $500 million, which contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Refer to Note 11 of the condensed interim consolidated financial statements and below for further details.

36    Scotiabank Second Quarter Report 2016

MANAGEMENT’S DISCUSSION & ANALYSIS

(19)	The initial dividend, if and when declared, will be payable on July 27, 2016 in an amount of $0.508600 per share. Dividends, if and when declared, for the initial five-year period ending on July 25, 2021, will be payable in an amount of $0.34375 per share. Subsequent to the initial five-year fixed rate period, and resetting every five years thereafter, the dividends will be determined by the sum of the five-year Government of Canada Yield plus 4.72%, multiplied by $25.00.
(20)(a)	On September 28, 2006, Scotiabank Capital Trust issued 750,000 Scotiabank Trust Securities – Series 2006-1 (Scotia BaTS II Series 2006-1). The holders of Scotia BaTS II Series 2006-1 are entitled to receive non-cumulative fixed cash distributions payable semi-annually in an amount of $28.25 per security. With regulatory approval, these securities may be redeemed in whole upon the occurrence of certain tax or regulatory capital changes, or in whole or in part on December 30, 2011 and on any distribution date thereafter at the option of Scotiabank Capital Trust. The holder has the right at any time to exchange their security into Non-cumulative Preferred Shares Series S of the Bank. The Series S shares will be entitled to cash dividends payable semi-annually in an amount of $0.4875 per $25.00 share [refer to Note 24 in the Bank’s 2015 Annual Report]. Under the circumstances outlined in 20(c) below, the Scotia BaTS II Series 2006-1 would be automatically exchanged without the consent of the holder, into Non-cumulative Preferred Shares Series T of the Bank. The Series T shares will be entitled to non-cumulative cash dividends payable semi-annually in an amount of $0.625 per $25.00 share. If there is an automatic exchange of the Scotia BaTS II Series 2006-1 into Preferred Shares Series T of the Bank, then the Bank would become the sole beneficiary of the Trust.
(20)(b)	On May 7, 2009, Scotiabank Tier 1 Trust issued 650,000 Scotiabank Tier 1 Securities Series 2009-1 (Scotia BaTS III Series 2009-1). Interest is payable semi-annually in an amount of $39.01 per Scotia BaTS III Series 2009-1 on the last day of June and December until June 30, 2019. After June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104, the interest rate on the Scotia BaTS III Series 2009-1 will be reset at an interest rate per annum equal to the then prevailing 5-year Government of Canada Yield plus 7.05%. On or after June 30, 2014, the Trust may, at its option redeem the Scotia BaTS III Series 2009-1, in whole or in part, subject to regulatory approval. Under the circumstances outlined in 20(c) below, the Scotia BaTS III Series 2009-1, including accrued and unpaid interest thereon, would be exchanged automatically without the consent of the holder, into newly issued Non-cumulative Preferred Shares Series R of the Bank. In addition, in certain circumstances, holders of Scotia BaTS III Series 2009-1 may be required to invest interest paid on the Scotia BaTS III Series 2009-1 in a series of newly-issued preferred shares of the Bank with non-cumulative dividends (each such series is referred to as Bank Deferral Preferred Shares). If there is an automatic exchange of the Scotia BaTS Preferred Shares, then the Bank would become the sole beneficiary of the Trust.
(20)(c)	The Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 may be automatically exchanged, without the consent of the holder, into Non-cumulative Preferred Shares of the Bank in the following circumstances: (i) proceedings are commenced for the winding-up of the Bank; (ii) the Superintendent takes control of the Bank or its assets; (iii) the Bank has a Tier 1 Capital ratio of less than 5% or a Total Capital ratio of less than 8%; or (iv) the Superintendent has directed the Bank to increase its capital or provide additional liquidity and the Bank elects such automatic exchange or the Bank fails to comply with such direction.
(20)(d)	No cash distributions will be payable on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in the event that the regular dividend is not declared on the Bank’s preferred shares and, if no preferred shares are outstanding, the Bank’s common shares. In such a circumstance the net distributable funds of the Trust will be payable to the Bank as the holder of the residual interest in the Trust. Should the Trust fail to pay the semi-annual distributions on the Scotia BaTS II Series 2006-1 and Scotia BaTS III Series 2009-1 in full, the Bank will not declare dividends of any kind on any of its preferred or common shares for a specified period of time [refer to Note 24 in the Bank’s 2015 Annual Report].
(21)	On December 8, 2015, the Bank issued $750 million subordinated debentures due December 8, 2025.
(22)	On December 16, 2015, the Bank issued US$1.25 billion subordinated debentures due December 16, 2025.
(23)	Included are 105,020 stock options with tandem stock appreciation rights (Tandem SAR) features.

NVCC provisions require the conversion of capital instruments into a variable number of common shares if OSFI announces that the Bank has ceased, or is about to cease, to be viable, or if a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent thereof without which the Bank would have been determined by OSFI to be non-viable. If such a conversion were to occur, NVCC preferred shares Series 34, Series 35, Series 36, and Series 37, if outstanding, would be converted into common shares pursuant to an automatic conversion formula defined as 100% times the share value of $25.00 plus declared and unpaid dividends divided by the conversion price. NVCC subordinated debentures due March 30, 2027, December 8, 2025, and December 16, 2025, would be converted into common shares pursuant to an automatic conversion formula defined as 150% of the par value plus accrued and unpaid interest divided by the conversion price. The conversion price is based on the greater of: (i) a floor price of $5.00 or, where applicable, the U.S. dollar equivalent of $5.00 (subject in each case to adjustments in certain events as set out in their respective prospectus supplements), and (ii) the current market price of the Bank’s common shares at the time of the trigger event (10-day weighted average). Based on the floor price excluding the impact of accrued and unpaid interest (if any) and declared but unpaid dividends (if any), the maximum number of common shares issuable on conversion of the subordinated debentures and preferred shares would be 1,240 million common shares.

For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2015 Annual Report.

Scotiabank Second Quarter Report 2016    37

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2016	January 31 2016	October 31 2015
Assets
Cash and deposits with financial institutions	5	$61,215	$75,253	$73,927
Precious metals		8,818	9,408	10,550
Trading assets
Securities		80,615	84,322	78,380
Loans		19,060	17,960	18,341
Other		1,692	1,994	2,419
		101,367	104,276	99,140
Financial instruments designated at fair value through profit or loss		210	296	320
Securities purchased under resale agreements and securities borrowed		104,022	96,267	87,312
Derivative financial instruments		42,318	51,958	41,003
Investment securities	6	66,640	60,427	43,216
Loans
Residential mortgages		216,507	219,047	217,498
Personal and credit cards		95,865	95,382	91,477
Business and government		158,875	166,478	153,850
		471,247	480,907	462,825
Allowance for credit losses	8(b)	4,402	4,354	4,197
		466,845	476,553	458,628
Other
Customers’ liability under acceptances		10,008	10,416	10,296
Property and equipment		2,317	2,339	2,286
Investments in associates	9	4,006	4,307	4,033
Goodwill and other intangible assets		11,541	11,620	11,449
Deferred tax assets		2,273	2,294	2,034
Other assets		13,381	14,199	12,303
		43,526	45,175	42,401
Total assets		$894,961	$919,613	$856,497
Liabilities
Deposits
Personal	10	$192,870	$194,770	$190,044
Business and government	10	374,272	395,737	375,144
Financial institutions	10	42,171	40,384	35,731
		609,313	630,891	600,919
Financial instruments designated at fair value through profit or loss		1,629	1,582	1,486
Other
Acceptances		10,008	10,416	10,296
Obligations related to securities sold short		22,351	23,718	20,212
Derivative financial instruments		47,308	53,871	45,270
Obligations related to securities sold under repurchase agreements and securities lent		102,392	89,470	77,015
Subordinated debentures	11	7,499	7,759	6,182
Other liabilities		40,635	46,251	41,638
		230,193	231,485	200,613
Total liabilities		841,135	863,958	803,018
Equity
Common equity
Common shares	11, 20	15,194	15,172	15,141
Retained earnings		32,757	32,150	31,316
Accumulated other comprehensive income (loss)		825	3,401	2,455
Other reserves		171	173	173
Total common equity		48,947	50,896	49,085
Preferred shares	11	3,439	3,284	2,934
Total equity attributable to equity holders of the Bank		52,386	54,180	52,019
Non-controlling interests in subsidiaries		1,440	1,475	1,460
Total equity		53,826	55,655	53,479
Total liabilities and equity		$894,961	$919,613	$856,497

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

38    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Revenue Interest income
Loans		$5,031	$5,022	$4,561	$10,053	$9,268
Securities		303	267	235	570	468
Securities purchased under resale agreements and securities borrowed		38	39	38	77	78
Deposits with financial institutions		101	88	74	189	143
		5,473	5,416	4,908	10,889	9,957
Interest expense
Deposits		1,675	1,582	1,496	3,257	3,071
Subordinated debentures		57	61	43	118	88
Other		223	254	171	477	431
		1,955	1,897	1,710	3,852	3,590
Net interest income		3,518	3,519	3,198	7,037	6,367
Non-interest income
Banking	16	889	905	818	1,794	1,628
Wealth management	16	800	827	824	1,627	1,623
Underwriting and other advisory		143	79	173	222	303
Non-trading foreign exchange		138	135	116	273	240
Trading revenues		354	291	340	645	660
Net gain on sale of investment securities		165	130	139	295	321
Net income from investments in associated corporations		98	102	99	200	189
Insurance underwriting income, net of claims		146	154	137	300	267
Other		343	223	93	566	202
		3,076	2,846	2,739	5,922	5,433
Total revenue		6,594	6,365	5,937	12,959	11,800
Provision for credit losses		752	539	448	1,291	911
		5,842	5,826	5,489	11,668	10,889
Non-interest expenses
Salaries and employee benefits		1,704	1,820	1,690	3,524	3,404
Premises and technology		545	545	502	1,090	992
Depreciation and amortization		169	159	144	328	283
Communications		113	112	110	225	216
Advertising and business development		139	142	132	281	260
Professional		161	149	129	310	243
Business and capital taxes		100	110	98	210	185
Other		886	531	419	1,417	838
		3,817	3,568	3,224	7,385	6,421
Income before taxes		2,025	2,258	2,265	4,283	4,468
Income tax expense		441	444	468	885	945
Net income		$1,584	$1,814	$1,797	$3,398	$3,523
Net income attributable to non-controlling interests in subsidiaries		61	56	40	117	87
Net income attributable to equity holders of the Bank		1,523	1,758	1,757	3,281	3,436
Preferred shareholders		34	28	30	62	60
Common shareholders		$1,489	$1,730	$1,727	$3,219	$3,376
Earnings per common share (in dollars)
Basic	17	$1.24	$1.44	$1.43	$2.68	$2.78
Diluted	17	$1.23	$1.43	$1.42	$2.66	$2.77

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2016    39

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Net income	$1,584	$1,814	$1,797	$3,398	$3,523
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(4,032)	2,146	(2,143)	(1,886)	1,278
Net gains (losses) on hedges of net investments in foreign operations	1,512	(903)	828	609	(661)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(36)	17	(19)	(19)	16
Net gains (losses) on hedges of net investments in foreign operations	400	(239)	218	161	(163)
	(2,884)	1,465	(1,514)	(1,419)	764
Net change in unrealized gains (losses) on available-for-sale securities:
Net unrealized gains (losses) on available-for-sale securities	(34)	68	(165)	34	395
Reclassification of net (gains) losses to net income(1)	52	(311)	134	(259)	(526)
Income tax expense (benefit):
Net unrealized gains (losses) on available-for-sale securities	(10)	23	(29)	13	96
Reclassification of net (gains) losses to net income	11	(88)	28	(77)	(151)
	17	(178)	(30)	(161)	(76)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,254)	1,166	(732)	(88)	(53)
Reclassification of net (gains) losses to net income	1,605	(1,025)	877	580	63
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(326)	307	(232)	(19)	(20)
Reclassification of net (gains) losses to net income	418	(270)	270	148	22
	259	104	107	363	8
Other comprehensive income from investments in associates	17	13	2	30	17
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(34)	(600)	405	(634)	(460)
Income tax expense (benefit)	(8)	(158)	102	(166)	(122)
	(26)	(442)	303	(468)	(338)
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(20)	5	(4)	(15)	–
Income tax expense (benefit)	(6)	1	(1)	(5)	–
	(14)	4	(3)	(10)	–
Other comprehensive income (loss) from investments in associates	–	(10)	1	(10)	1
Other comprehensive income (loss)	(2,631)	956	(1,134)	(1,675)	376
Comprehensive income (loss)	$(1,047)	$2,770	$663	$1,723	$3,899
Comprehensive income (loss) attributable to non-controlling interests	6	66	(20)	72	45
Comprehensive income (loss) attributable to equity holders of the Bank	(1,053)	2,704	683	1,651	3,854
Preferred shareholders	34	28	30	62	60
Common shareholders	$(1,087)	$2,676	$653	$1,589	$3,794
(1)	Includes amounts related to qualifying hedges.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

40    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings(1)	Foreign currency translation	Available- for-sale securities	Cash flow hedges	Share from associates(2)	Employee benefits(2)	Own credit risk(2)		Other reserves(3)	Total common equity	Preferred shares	Total common and preferred equity	Non-controlling interests in subsidiaries		Total
Balance as at November 1, 2015	$15,141	$31,316	$2,633	$194	$7	$105	$(494)	$10		$173	$49,085	$2,934	$52,019	$1,460		$53,479
Net income	–	3,219	–	–	–	–	–	–		–	3,219	62	3,281	117		3,398
Other comprehensive income (loss)	–	–	(1,371)	(164)	363	20	(468)	(10)		–	(1,630)	–	(1,630)	(45)		(1,675)
Total comprehensive income	$–	$3,219	$(1,371)	$(164)	$363	$20	$(468)	$(10)		$–	$1,589	$62	$1,651	$72		$1,723
Shares issued	72	–	–	–	–	–	–	–		(8)	64	850	914	–		914
Shares repurchased/redeemed	(19)	(61)	–	–	–	–	–	–		–	(80)	(345)	(425)	–		(425)
Common dividends paid	–	(1,708)	–	–	–	–	–	–		–	(1,708)	–	(1,708)	–		(1,708)
Preferred dividends paid	–	–	–	–	–	–	–	–		–	–	(62)	(62)	–		(62)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–		–	–	–	–	(81)		(81)
Share-based payments	–	–	–	–	–	–	–	–		6	6	–	6	–		6
Other	–	(9)	–	–	–	–	–	–		–	(9)	–	(9)	(11	)(4)	(20)
Balance as at April 30, 2016	$15,194	$32,757	$1,262	$30	$370	$125	$(962)	$–		$171	$48,947	$3,439	$52,386	$1,440		$53,826

Balance as at November 1, 2014	$15,231	$28,609	$700	$664	$(48)	$113	$(480)	$–		$176	$44,965	$2,934	$47,899	$1,312		$49,211
Net income	–	3,376	–	–	–	–	–	–		–	3,376	60	3,436	87		3,523
Other comprehensive income (loss)	–	–	809	(77)	8	18	(340)	–		–	418	–	418	(42)		376
Total comprehensive income	$–	$3,376	$809	$(77)	$8	$18	$(340)	$–		$–	$3,794	$60	$3,854	$45		$3,899
Shares issued	49	–	–	–	–	–	–	–		(7)	42	–	42	–		42
Shares repurchased/redeemed	(94)	(380)	–	–	–	–	–	–		–	(474)	–	(474)	–		(474)
Common dividends paid	–	(1,625)	–	–	–	–	–	–		–	(1,625)	–	(1,625)	–		(1,625)
Preferred dividends paid	–	–	–	–	–	–	–	–		–	–	(60)	(60)	–		(60)
Distributions to non-controlling interests	–	–	–	–	–	–	–	–		–	–	–	–	(58)		(58)
Share-based payments	–	–	–	–	–	–	–	–		11	11	–	11	–		11
Other	–	4	–	–	–	–	–	(5	)(5)	–	(1)	–	(1)	(2	)(4)	(3)
Balance as at April 30, 2015	$15,186	$29,984	$1,509	$587	$(40)	$131	$(820)	$ (5)		$180	$46,712	$2,934	$49,646	$1,297		$50,943
(1)	Includes undistributed retained earnings of $60 (April 30, 2015 –$57) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Represents amounts that will not be reclassified subsequently to net income. Share from associates $ (10) (April 30, 2015 –$ 1) will not be reclassified subsequently to net income.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
(4)	Includes changes to non-controlling interests arising from business combinations and other.
(5)	Represents retrospective adjustments to reflect the adoption of the own credit risk provisions of IFRS 9 pertaining to liabilities designated at fair value through profit or loss in 2015.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2016    41

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2016	April 30 2015	April 30 2016	April 30 2015
Cash flows from operating activities
Net income	$1,584	$1,797	$3,398	$3,523
Adjustment for:
Net interest income	(3,518)	(3,198)	(7,037)	(6,367)
Depreciation and amortization	169	144	328	283
Provision for credit losses	752	448	1,291	911
Equity-settled share-based payment expense	1	2	6	11
Net gain on sale of investment securities	(165)	(139)	(295)	(321)
Net gain on disposition of business	(116)	–	(116)	–
Net income from investments in associated corporations	(98)	(99)	(200)	(189)
Provision for income taxes	441	468	885	945
Changes in operating assets and liabilities:
Trading assets	(3,309)	(6,804)	(5,160)	2,322
Securities purchased under resale agreements and securities borrowed	(14,725)	(14,221)	(20,044)	(1,723)
Loans	(5,296)	(3,933)	(14,456)	(7,826)
Deposits	8,737	6,387	20,684	8,249
Obligations related to securities sold short	(48)	736	2,924	(4,361)
Obligations related to assets sold under repurchase agreements and securities lent	20,255	13,578	29,243	(1,981)
Net derivative financial instruments	3,231	3,152	1,302	3,128
Other, net	(7,091)	(2,821)	(1,713)	2,160
Dividends received	153	341	587	611
Interest received	5,098	4,410	10,072	9,340
Interest paid	(1,761)	(1,643)	(3,801)	(3,750)
Income tax paid	(461)	(682)	(876)	(1,192)
Net cash from/(used in) operating activities	3,833	(2,077)	17,022	3,773
Cash flows from investing activities
Interest-bearing deposits with financial institutions	7,796	1,794	11,325	(632)
Purchase of investment securities	(29,623)	(10,959)	(58,073)	(24,236)
Proceeds from sale and maturity of investment securities	19,290	10,308	32,203	23,481
Acquisition/sale of subsidiaries, associated corporations or business units, net of cash acquired	693	–	(1,050)	–
Property and equipment, net of disposals	(32)	(1)	(124)	(59)
Other, net	373	88	144	(364)
Net cash from/(used in) investing activities	(1,503)	1,230	(15,575)	(1,810)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	–	1,236	2,465	1,236
Redemption/repayment of subordinated debentures	(19)	–	(1,019)	–
Proceeds from common shares issued	26	19	72	47
Proceeds from preferred shares issued	500	–	850	–
Redemption of preferred shares	(345)	–	(345)	–
Common shares purchased for cancellation	(15)	(29)	(80)	(474)
Cash dividends paid	(899)	(853)	(1,770)	(1,685)
Distributions to non-controlling interests	(42)	(37)	(81)	(58)
Other, net	(1,592)	(2)	(1,011)	(849)
Net cash from/(used in) financing activities	(2,386)	334	(919)	(1,783)
Effect of exchange rate changes on cash and cash equivalents	(435)	(253)	(235)	108
Net change in cash and cash equivalents	(491)	(766)	293	288
Cash and cash equivalents at beginning of period(1)	7,508	6,882	6,724	5,828
Cash and cash equivalents at end of period(1)	$7,017	$6,116	$7,017	$6,116
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

42    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE Q2 2016

Condensed Interim Consolidated Financial Statements (unaudited)

Page	Note
44	1.	Reporting entity

44	2.	Basis of preparation

44	3.	Significant accounting policies

44	4.	Future accounting developments

45	5.	Cash and deposits with financial institutions

45	6.	Investment securities

46	7.	Derecognition of financial assets

47	8.	Impaired loans and allowance for credit losses

50	9.	Investments in associates

50	10.	Deposits

51	11.	Capital and financing transactions

51	12.	Capital management

53	13.	Share-based payments

53	14.	Employee benefits

53	15.	Operating segments

55	16.	Non-interest income

56	17.	Earnings per share

56	18.	Financial instruments

64	19.	Business combinations and disposition

64	20.	Events after the Consolidated Statement of Financial Position date

Scotiabank Second Quarter Report 2016    43

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I Bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation

Statement of compliance

These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.

These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2015.

The condensed interim consolidated financial statements for the quarter ended April 30, 2016 have been approved by the Board of Directors for issue on May 31, 2016.

Basis of measurement

The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities held-for-trading

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Available-for-sale investment securities

Functional and presentation currency

These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.

Use of estimates and judgments

The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of investment securities, impairment of non-financial assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies

These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2015. The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2015. Note 3 of the Bank’s consolidated financial statements in the 2015 Annual Report describes the Bank’s significant accounting policies.

4.	Future accounting developments

The Bank actively monitors developments and changes in accounting standards from the IASB as well as requirements from the other regulatory bodies, including OSFI.

The Bank is currently assessing the impact the adoption of new and revised standards issued by the IASB will have on its consolidated financial statements.

There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2015 Annual Report except as noted below.

Leases

On January 13, 2016, the IASB issued IFRS 16 Leases, which requires a lessee to recognize an asset for the right to use the leased item and a liability for the present value of its future lease payments. IFRS 16 will result in leases being recorded on the Bank’s balance sheet, including those currently classified as operating except for short-term leases and leases with low value of the underlying asset. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

IFRS 16 is effective for the Bank on November 1, 2019, with early adoption permitted from the date the Bank applies IFRS 15 Revenue from Contracts with Customers on or before the date of initial application of IFRS 16. On transition there are practical expedients available whereby the Bank will not need to reassess whether a contract is, or contains a lease, or reassess the accounting of sale leaseback transactions recognized prior to the date of initial application.

44    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented; or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application.

Revenue from Contracts with Customers

On April 12, 2016, the IASB issued amendments to the revenue standard, IFRS 15 Revenue From Contracts with Customers. The amendments provide additional clarification on the identification of a performance obligation in a contract, determining the principal and agent in an agreement, and determining whether the licensing revenues should be recognized at a point in time or over a specific period. The amendments also provide additional practical expedients upon transition to IFRS 15. The amendments are effective for the Bank on November 1, 2018, consistent with the effective date of the standard. Further information on the underlying standard can be found on page 105 of the 2015 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2016	January 31 2016	October 31 2015
Cash and non-interest-bearing deposits with financial institutions	$7,017	$7,508	$6,724
Interest-bearing deposits with financial institutions	54,198	67,745	67,203
Total	$61,215	$75,253	$73,927

The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amount to $7,060 million (January 31, 2016 – $7,013 million, October 31, 2015 – $6,219 million).

6.	Investment securities

Investment securities include available-for-sale securities of $47,257 million (January 31, 2016 – $45,677 million; October 31, 2015 – $42,565 million) and held-to-maturity securities of $19,383 million (January 31, 2016 – $14,750 million; October 31, 2015 – $651 million).

a) An analysis of unrealized gains and losses on available-for-sale securities is as follows:

	As at April 30, 2016
($millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,736	$208	$15	$10,929
Canadian provincial and municipal debt	3,507	25	5	3,527
U.S. treasury and other U.S. agency debt	10,971	60	7	11,024
Other foreign government debt	14,520	55	40	14,535
Other debt	4,760	59	6	4,813
Preferred shares	411	5	165	251
Common shares	1,915	327	64	2,178
Total available-for-sale securities	$46,820	$739	$302	$47,257

	As at January 31, 2016
($millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$8,607	$265	$16	$8,856
Canadian provincial and municipal debt	3,795	28	7	3,816
U.S. treasury and other U.S. agency debt	8,433	34	3	8,464
Other foreign government debt	15,997	48	58	15,987
Other debt	5,766	56	13	5,809
Preferred shares	415	4	180	239
Common shares	1,978	608	80	2,506
Total available-for-sale securities	$44,991	$1,043	$357	$45,677

	As at October 31, 2015
($millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$7,558	$202	$11	$7,749
Canadian provincial and municipal debt	3,685	25	4	3,706
U.S. treasury and other U.S. agency debt	9,806	29	7	9,828
Other foreign government debt	12,701	32	50	12,683
Other debt	5,531	58	12	5,577
Preferred shares	413	6	164	255
Common shares	2,104	706	43	2,767
Total available-for-sale securities	$41,798	$1,058	$291	$42,565

Scotiabank Second Quarter Report 2016    45

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The net unrealized gain on available-for-sale securities of $437 million (January 31, 2016 – $686 million, October 31, 2015 – $767 million) decreases to a net unrealized gain of $42 million (January 31, 2016 – $24 million, October 31, 2015 – $267 million) after the impact of qualifying hedges is taken into account. The net unrealized gain on available-for-sale securities is recorded in accumulated other comprehensive income.

b) An analysis of the fair value and carrying value of held-to-maturity securities is presented below:

	Fair value as at			Carrying value as at
($ millions)	April 30 2016	January 31 2016	October 31 2015	April 30 2016	January 31 2016	October 31 2015
Canadian federal and provincial government issued or guaranteed debt	$5,924	$3,077	$74	$5,911	$3,064	$74
U.S. treasury and other U.S. agency debt	4,512	5,226	131	4,454	5,168	131
Other foreign government debt	1,695	532	189	1,686	528	184
Corporate debt	7,400	6,007	322	7,332	5,990	262
Total held-to-maturity securities	$19,531	$14,842	$716	$19,383	$14,750	$651

7.	Derecognition of financial assets

Securitization of residential mortgage loans

The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program, and/or to third-party investors. The Trust issues securities to third-party investors.

The sale of mortgages under the above programs does not meet the derecognition requirements, as the Bank retains the pre-payment and interest rate risks associated with the mortgages, which represents substantially all the risk and rewards associated with the transferred assets.

The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.

The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	April 30 2016(1)	January 31 2016(1)	October 31 2015(1)
Assets
Carrying value of residential mortgage loans	$17,503	$17,917	$18,313
Other related assets(2)	3,477	3,316	3,296
Liabilities
Carrying value of associated liabilities	20,192	20,384	20,816
(1)	The fair value of the transferred assets is $21,083 (January 31, 2016 – $21,287; October 31, 2015 – $21,728) and the fair value of the associated liabilities is $20,802 (January 31, 2016 – $21,098; October 31, 2015 – $21,416) for a net position of $281 (January 31, 2016 – $189; October 31, 2015 – $312).
(2)	These include cash held in trust and trust permitted investment assets acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal loans

The Bank securitizes a portion of its unsecured personal line of credit receivables on a revolving basis through a consolidated structured entity. The receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans.

Securities sold under repurchase agreements and securities lent

The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position along with the cash collateral received from the counterparty that is classified as deposit liabilities.

46    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	April 30 2016(1)	January 31 2016(1)	October 31 2015(1)
Carrying value of securities associated with:
Repurchase agreements(2)	$93,948	$79,819	$67,052
Securities lending agreements	43,243	42,085	41,190
Total	137,191	121,904	108,242
Carrying value of associated liabilities(3)	$102,392	$89,470	$77,015
(1)	The fair value of transferred assets is $137,191 (January 31, 2016 – $121,904; October 31, 2015 – $108,242) and the fair value of the associated liabilities is $102,392 (January 31, 2016 – $89,470; October 31, 2015 – $77,015), for a net position of $34,799 (January 31, 2016 – $32,434; October 31, 2015 – $31,227).
(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

8.	Impaired loans and allowance for credit losses

(a)	Impaired loans(1)(2)(3)

	As at April 30, 2016
($ millions)	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,678	$542	(4)	$1,136
Personal and credit cards	1,390	1,384	(4)	6
Business and government	2,025	820	(5)	1,205
Total	$5,093	$2,746		$2,347
By geography:
Canada				$487
United States				101
Mexico				112
Peru				207
Chile				249
Colombia				135
Other international				1,056
Total				$2,347

	As at
	January 31, 2016				October 31, 2015
($ millions)	Gross impaired loans	Allowance for credit losses		Net	Gross impaired loans	Allowance for credit losses		Net
Residential mortgages	$1,805	$576	(4)	$1,229	$1,668	$529	(4)	$1,139
Personal and credit cards	1,365	1,346	(4)	19	1,332	1,327	(4)	5
Business and government	1,888	801	(5)	1,087	1,658	717	(5)	941
Total	$5,058	$2,723		$2,335	$4,658	$2,573		$2,085
By geography:
Canada				$496				$450
United States				2				5
Mexico				85				85
Peru				208				181
Chile				237				230
Colombia				200				121
Other international				1,107				1,013
Total				$2,335				$2,085
(1)	Interest income recognized on impaired loans during the three months ended April 30, 2016 was $4 (January 31, 2016 – $5; October 31, 2015 – $4).
(2)	Additional interest income of approximately $89 would have been recorded if the above loans had not been classified as impaired (January 31, 2016 – $91; October 31, 2015 – $87).
(3)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico. For the loans where the guarantee has expired, the total amount of loans considered impaired is $98 (January 31, 2016 – $101; October 31, 2015 – $150).
(4)	Allowance for credit losses for residential mortgages and personal and credit card loans is assessed on a collective basis.
(5)	Allowance for credit losses for business and government loans is individually assessed.

Scotiabank Second Quarter Report 2016    47

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b)	Allowance for credit losses

	As at and for the six months ended April 30, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency	Balance at end of period
Individual	$717	$(253)	$20	$365	$(29)	$820
Collective	3,260	(982)	232	929	(71)	3,368
Total before loans acquired under FDIC guarantee	3,977	(1,235)	252	1,294	(100)	4,188
Loans acquired under FDIC guarantee(1)	220	(3)	9	(3)	(9)	214
Total allowances	$4,197	$(1,238)	$261	$1,291	$(109)	$4,402

	As at and for the three months ended January 31, 2016
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of period
Individual	$717	$(53)	$7	$106	$24	$801
Collective	3,260	(502)	98	437	24	3,317
Total before loans acquired under FDIC guarantee	3,977	(555)	105	543	48	4,118
Loans acquired under FDIC guarantee(1)	220	–	4	(4)	16	236
Total allowances	$4,197	$(555)	$109	$539	$64	$4,354

	As at and for the twelve months ended October 31, 2015
($ millions)	Balance at beginning of year	Write-offs	Recoveries	Provision for credit losses	Other, including foreign currency adjustment	Balance at end of year
Individual	$614	$(320)	$52	$255	$116	$717
Collective	2,856	(1,908)	377	1,721	214	3,260
Total before loans acquired under FDIC guarantee	3,470	(2,228)	429	1,976	330	3,977
Loans acquired under FDIC guarantee(1)	171	(2)	56	(34)	29	220
Total allowances	$3,641	$(2,230)	$485	$1,942	$359	$4,197

Represented by:

	As at
($ millions)	April 30 2016	January 31 2016	October 31 2015
Allowance against impaired loans	$2,746	$2,723	$2,573
Allowance against performing loans(2)	1,442	1,395	1,404
Total before loans acquired under FDIC guarantee	4,188	4,118	3,977
Loans acquired under FDIC guarantee(1)	214	236	220
	$4,402	$4,354	$4,197
(1)	This represents the gross amount of allowance for credit losses as the receivable from FDIC is separately recorded in other assets.
(2)	The allowance against performing loans is attributable to business and government loans $669 (January 31, 2016 – $641; October 31, 2015 – $644) with the remainder allocated to personal and credit card loans $647 (January 31, 2016 – $626; October 31, 2015 – $614) and residential mortgages $126 (January 31, 2016 – $128; October 31, 2015 – $146).

48    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Loans acquired under FDIC guarantee

	As at April 30, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$361	$1,940	$2,301
Fair value adjustments	132	(244)	(112)
Net carrying value	493	1,696	2,189
Allowance for credit losses	(155)	(59)	(214)
	$338	$1,637	$1,975

	As at January 31, 2016
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$422	$2,236	$2,658
Fair value adjustments	147	(294)	(147)
Net carrying value	569	1,942	2,511
Allowance for credit losses	(172)	(64)	(236)
	$397	$1,878	$2,275

	As at October 31, 2015
($ millions)	Non-single family loans	Single family home loans	Total
R-G Premier Bank
Unpaid principal balance	$417	$2,136	$2,553
Fair value adjustments	136	(291)	(155)
Net carrying value	553	1,845	2,398
Allowance for credit losses	(160)	(60)	(220)
	$393	$1,785	$2,178

Loans purchased as part of the acquisition of R-G Premier Bank of Puerto Rico are subject to loss share agreements with the FDIC. Under these agreements, the FDIC guarantees 80% of loan losses. The provision for credit losses in the Consolidated Statement of Income related to these loans is reflected net of the amount expected to be reimbursed by the FDIC. Allowance for credit losses in the Consolidated Statement of Financial Position is reflected on a gross basis. During 2015, the FDIC guarantee on non-single family loans expired while the guarantee for single family home loans will expire in April 2020.

As at April 30, 2016, the carrying value of loans acquired under the FDIC guarantee was $2.0 billion (January 31, 2016 – $2.3 billion; October 31, 2015 – $2.2 billion) and the carrying value of loans for which claims for losses expired was $338 million (January 31, 2016 – $397 million; October 31, 2015 – $393 million). A net receivable of $143 million (January 31, 2016 – $176 million; October 31, 2015 – $218 million) from the FDIC is included in Other assets in the Consolidated Statement of Financial Position.

(d)	Loans past due but not impaired(1)

	As at April 30, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,263	$445	$120	$1,828
Personal and credit cards	740	406	82	1,228
Business and government	192	65	277	534
Total	$2,195	$916	$479	$3,590

	As at January 31, 2016(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,339	$469	$135	$1,943
Personal and credit cards	787	391	81	1,259
Business and government	216	62	414	692
Total	$2,342	$922	$630	$3,894

	As at October 31, 2015(2)(3)
($ millions)	31-60 days	61-90 days	91 days and greater	Total
Residential mortgages	$1,256	$453	$127	$1,836
Personal and credit cards	677	360	56	1,093
Business and government	172	73	338	583
Total	$2,105	$886	$521	$3,512
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)	Excludes loans acquired under the Federal Deposit Insurance Corporation (FDIC) guarantee related to the acquisition of R-G Premier Bank of Puerto Rico.
(3)	These loans would be considered in the determination of an appropriate level of collective allowances despite not being individually classified as impaired.

Scotiabank Second Quarter Report 2016    49

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

9.	Investments in associates

The Bank had significant investments in the following associates:

					As at
					April 30 2016	January 31 2016	October 31 2015
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements(1)	Carrying value	Carrying value	Carrying value
Thanachart Bank Public Company Limited	Thailand	Banking	49.0%	March 31, 2016	$2,397	$2,600	$2,415
Canadian Tire’s Financial Services business (CTFS)(2)	Canada	Financial Services	20.0%	March 31, 2016	527	531	538
Bank of Xi’an Co. Ltd.	China	Banking	19.9%	March 31, 2016	618	656	610
Maduro & Curiel’s Bank N.V.(3)	Curacao	Banking	48.1%	March 31, 2016	254	285	264
Banco del Caribe(4)	Venezuela	Banking	26.6%	March 31, 2016	23	43	30
(1)	Represents the date of the most recent published financial statements. Where available, financial statements prepared by the associates’ management or other published information is used to estimate the change in the Bank’s interest since the most recent published financial statements.
(2)	Under the agreement Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest within the next 10 years at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After 10 years, for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.
(3)	The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2016 these reserves amounted to $60 (January 31, 2016 – $65; October 31, 2015 – $61).
(4)	As at April 30, 2016, the Bank’s total net investment in Banco del Caribe, along with monetary assets, comprising of cash and dividend receivable was translated at the DICOM exchange rate of 1 USD to 372 VEF (which replaced the SIMADI exchange rate) (January 31, 2016 – SIMADI rate of 1 USD to 199 VEF; October 31, 2015 – 1 USD to 198 VEF).

10.	Deposits

	As at
	April 30, 2016						January 31 2016	October 31 2015
	Payable on demand(1)		Payable after notice(2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date(3)	Total	Total	Total
Personal	$9,998	$5,716	$104,965		$72,191	$192,870	$194,770	$190,044
Business and government	67,163	20,969	28,943		257,197	374,272	395,737	375,144
Financial institutions	3,236	2,193	2,061		34,681	42,171	40,384	35,731
	$80,397	$28,878	$135,969	(4)	$364,069	$609,313	$630,891	$600,919
Recorded in:
Canada	$68,490	$15,973	$104,482		$231,423	$420,368	$419,464	$409,415
United States	5,039	292	5,323		59,186	69,840	85,154	79,015
United Kingdom	–	–	392		16,998	17,390	19,853	14,547
Mexico	–	3,697	5,022		7,014	15,733	16,729	15,794
Peru	2,110	471	4,044		7,815	14,440	16,032	14,727
Chile	37	1,543	67		7,577	9,224	9,346	7,940
Colombia	94	695	2,916		3,248	6,953	6,680	6,825
Other International	4,627	6,207	13,723		30,808	55,365	57,633	52,656
Total(5)	$80,397	$28,878	$135,969		$364,069	$609,313	$630,891	$600,919
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $125 (January 31, 2016 – $117; October 31, 2015 – $120) of non-interest-bearing deposits.
(5)	Deposits denominated in U.S. dollars amount to $224,346 (January 31, 2016 – $248,956; October 31, 2015 – $227,320), deposits denominated in Mexican pesos amount to $13,827 (January 31, 2016 – $14,829; October 31, 2015 – $14,034) and deposits denominated in other foreign currencies amount to $72,077 (January 31, 2016 – $73,821; October 31, 2015 – $66,860).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000(1).

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2016	$31,247	$20,125	$38,643	$88,926	$16,006	$194,947
As at January 31, 2016	$37,236	$19,948	$32,861	$90,789	$14,368	$195,202
As at October 31, 2015	$24,170	$18,890	$27,219	$90,927	$17,231	$178,437
(1)	The majority of foreign term deposits are in excess of $100,000.

50    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

11.	Capital and financing transactions

Covered bonds

During the six month period ended April 30, 2016, the Bank issued covered bonds of GBP 400 million (due January 14, 2019), EUR 1,500 million (due January 21, 2019), EUR 750 million (due March 10, 2023) and US$2,500 million (due April 26, 2021) under its Global Registered Covered Bond Program.

Subordinated debentures

On December 8, 2015, the Bank issued $750 million subordinated debentures due December 8, 2025. The debentures are redeemable on or after December 8, 2020. Interest will be payable semi-annually at a rate of 3.367% per annum until December 8, 2020 and thereafter payable quarterly until December 8, 2025 at the 90 day Bankers’ Acceptance rate plus 2.19%. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital under Basel III.

On December 16, 2015, the Bank issued US$1,250 million subordinated debentures due December 16, 2025. Interest will be payable semi-annually at a rate of 4.5% per annum. The debentures contain non-viability contingent capital (NVCC) provisions necessary for the debentures to qualify as Tier 2 regulatory capital under Basel III.

For details on NVCC provisions of subordinated debentures, refer to Note 21 of the Bank’s consolidated financial statements in the 2015 Annual Report.

On January 22, 2016, the Bank redeemed all outstanding 6.65% subordinated debentures due January 22, 2021 for 100% of their principal amount of $1,000 million, plus accrued interest to the redemption date.

Common shares

Normal Course Issuer Bid

On May 29, 2015, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares, which represents approximately 2% of the Bank’s common shares issued and outstanding as of May 25, 2015. The bid ends on June 1, 2016. During the six months ended April 30, 2016, the Bank repurchased and cancelled approximately 1.5 million common shares at an average price of $52.34 (as of April 30, 2016 – approximately 9.5 million shares at an average price of $58.94 per share have been repurchased and cancelled under this bid).

Preferred shares

On December 17, 2015, the Bank issued 14 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 34 for $350 million, which contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Holders of the Series 34 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of the Series 35 Non-Cumulative Floating Rate Preferred Shares effective April 26, 2021, and on April 26 every five years thereafter. With regulatory approval, the Series 34 Preferred Shares may be redeemed by the Bank for cash over specific time periods, subject to regulatory consent. The Series 34 Preferred Shares have been determined to be compound instruments that have both equity and liability features. On the date of issuance, the Bank has presented them as equity.

On March 14, 2016, the Bank issued 20 million Non-cumulative 5-Year Rate Reset Preferred Shares Series 36 for $500 million, which contain NVCC provisions necessary for the shares to qualify as Tier 1 regulatory capital under Basel III. Holders of the Series 36 Non-cumulative 5-Year Rate Reset Preferred Shares will have the option to convert shares into an equal number of the Series 37 Non-Cumulative Floating Rate Preferred Shares effective July 26, 2021, and on July 26 every five years thereafter. With regulatory approval, the Series 36 Preferred Shares may be redeemed by the Bank for cash over specific time periods, subject to regulatory consent. The Series 36 Preferred Shares have been determined to be compound instruments that have both equity and liability features. On the date of issuance, the Bank has presented them as equity.

On April 27, 2016, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 14 of $345 million at a price equal to $25.00 per share, together with all declared and unpaid dividends.

12.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve four major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings, manage capital levels commensurate with the risk profile of the Bank and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Basel Committee on Banking Supervision (BCBS).

Effective November 1, 2012, Canadian banks are subject to the revised capital adequacy requirements as published by BCBS and commonly referred to as Basel III. Basel III builds on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” (Basel II). OSFI has issued guidelines, reporting requirements and disclosure guidance which are consistent with the Basel III reforms, except for its deferral of the Basel III credit valuation adjustment (CVA) related capital charges, requiring they be phased-in over a 5 year period, beginning January 2014.

Scotiabank Second Quarter Report 2016    51

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under Basel III, there are three primary risk-based regulatory capital ratios used to assess capital adequacy; CET1, Tier 1 and Total Capital ratios, which are determined by dividing those capital components by risk-weighted assets. Basel III also provides guidance on non-viability contingent capital (NVCC). The guidance stipulates that in order to qualify as regulatory capital, non-common share capital instruments must be convertible into common equity upon a trigger event as defined within the guidance. All non-common share capital instruments issued after December 31, 2012, are required to meet these NVCC requirements to qualify as regulatory capital.

To enable banks to meet the new standards, Basel III contains transitional arrangements commencing January 1, 2013, through January 1, 2019. Transitional requirements result in a 5 year phase-in of new deductions and additional capital components to common equity. Non-qualifying capital instruments are being phased-out over 10 years and the capital conservation buffer is being phased-in over 4 years.

OSFI requires Canadian deposit-taking institutions to fully implement the 2019 Basel III reforms, without the transitional phase-in provisions for capital deductions (referred to as ‘all-in’), and achieve minimums of 7%, 8.5% and 10.5% for CET1, Tier 1 and Total Capital, respectively. OSFI has also designated the Bank as a domestic systemically important bank (D-SIB), increasing its minimum capital ratio requirements by 1% across all tiers of capital effective January 1, 2016, in line with the requirements for global systemically important banks.

Risk-weighted assets represent the Bank’s exposure to credit, market and operational risk and are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on-and off-balance sheet exposures. Under the Basel framework there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings-based approaches, which allow the use of a Bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. Users of the Advanced Internal Ratings Based Approach (AIRB) are required to have sophisticated risk management systems for the calculations of credit risk regulatory capital. Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. The Bank uses the AIRB to compute credit risk for material Canadian, U.S. and European portfolios, and for a significant portion of international corporate and commercial portfolios. The Bank continues to assess the remaining portfolios for the application of AIRB in the future. In 2012, the Bank implemented the Basel Committee’s revised market risk framework. The Bank uses the Standardized Approach to calculate the operational risk capital requirements.

In addition to risk-based capital requirements, the Basel III reforms introduced a simpler, non risk-based Leverage ratio requirement to act as a supplementary measure to its risk-based capital requirements. The Leverage ratio is defined as a ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance sheet assets and off-balance sheet commitments, derivatives and securities financing transactions, as defined within the requirements.

In January 2014, the BCBS issued revisions to the Basel III Leverage Ratio framework. Revisions to the framework related primarily to the exposure measure, i.e. the denominator of the ratio, and consist mainly of lower credit conversion factors for certain off-balance sheet commitments, further clarification on the treatment for derivatives, related collateral, and securities financing transactions, additional requirements for written credit derivatives, and, minimum public disclosure requirements commencing January 2015. The final calibration will be completed by 2017, with a view to migrating to a Pillar 1 (minimum capital requirement) treatment by January 2018.

In October 2014, OSFI released its Leverage Requirements Guideline which outlines the application of the Basel III Leverage ratio in Canada and the replacement of the former Assets-to-Capital Multiple (ACM), effective the first quarter of 2015. Institutions are expected to maintain a material operating buffer above the 3% minimum. Leverage ratio disclosures are in accordance with OSFI’s September 2014 Public Disclosure Requirements. The Bank meets OSFI’s authorized Leverage ratio.

The Bank’s regulatory capital and leverage position were as follows:

	As at
	April 30, 2016		January 31, 2016		October 31, 2015
($ millions)	All-in	Transitional	All-in	Transitional	All-in	Transitional
Capital
Common Equity Tier 1 Capital	$35,911	$41,801	$37,645	$43,742	$36,965	$44,811
Net Tier 1 Capital	$40,759	$43,425	$41,983	$44,826	$41,366	$44,811
Total regulatory capital	$48,839	$51,327	$50,413	$53,031	$48,230	$51,501
Risk-weighted assets used in calculation of capital ratios(1)
CET1 risk-weighted assets	$356,866	$361,678	$374,457	$381,381	$357,995	$364,824
Tier 1 risk-weighted assets	$357,389	$361,678	$375,365	$381,381	$358,780	$364,824
Total risk-weighted assets	$357,837	$361,678	$376,143	$381,381	$359,453	$364,824
Capital ratios
Common Equity Tier 1 Capital ratio	10.1%	11.6%	10.1%	11.5%	10.3%	12.3%
Tier 1 capital ratio	11.4%	12.0%	11.2%	11.8%	11.5%	12.3%
Total capital ratio	13.6%	14.2%	13.4%	13.9%	13.4%	14.1%
Leverage
Leverage exposures	$1,005,103	$1,007,540	$1,037,881	$1,039,339	$980,212	$983,318
Leverage ratio	4.1%	4.3%	4.0%	4.3%	4.2%	4.6%
(1)	In accordance with OSFI’s requirements, scalars for CVA risk-weighted assets of 0.64, 0.71 and 0.77 (0.64, 0.71 and 0.77 as at January 31, 2016; 0.64, 0.71 and 0.77 as at October 31, 2015) were used to compute the CET1 capital ratio, Tier 1 capital ratio and Total capital ratio, respectively.

The Bank substantially exceeded the OSFI capital targets as at April 30, 2016. OSFI has prescribed an authorized leverage ratio and the Bank was above the regulatory minimum as at April 30, 2016.

52    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based payments

During the first quarter, the Bank granted 1,263,582 options with an exercise price of $60.67 per option and a weighted average fair value of $5.27 to selected employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.

The Bank recorded an increase to equity – other reserves of $1 million and $6 million for the three months and six months ended April 30, 2016, respectively (April 30, 2015 – $2 million and $11 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits

Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016		January 31 2016		April 30 2015
Defined benefit service cost	$60	$73	$77		$(60)		$5		$11
Interest on net defined benefit (asset) liability	2	2	5		14		14		15
Other	3	3	2		1		1		(3)
Defined benefit expense	$65	$78	$84		$(45)		$20		$23
Defined contribution expense	$8	$9	$7	$	n/a	$	n/a	$	n/a
Increase (decrease) in other comprehensive income related to employee benefits(2)	$14	$(569)	$328		$(48)		$(31)		$77

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2016	April 30 2015	April 30 2016		April 30 2015
Defined benefit service cost	$133	$152		$(55)		$23
Interest on net defined benefit (asset) liability	4	10		28		30
Other	6	4		2		–
Defined benefit expense	$143	$166		$(25)		$53
Defined contribution expense	$17	$14	$	n/a	$	n/a
Decrease in other comprehensive income related to employee benefits(2)	$(555)	$(397)		$(79)		$(63)
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into three business lines: Canadian Banking, International Banking and Global Banking and Markets. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2015 Annual Report. Notable accounting measurement differences are:

–	tax normalization adjustments related to the gross-up of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
–	the grossing up of tax-exempt net interest income and non-interest income to an equivalent before-tax basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest income arising from taxable and tax-exempt sources.

Scotiabank Second Quarter Report 2016    53

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended April 30, 2016
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,718	$1,590	$309	$(99)	$3,518
Non-interest income(3)	1,338	879	749	110	3,076
Total revenues	3,056	2,469	1,058	11	6,594
Provision for credit losses	204	380	118	50	752
Non-interest expenses(4)	1,549	1,354	493	421	3,817
Provision for income taxes	326	174	124	(183)	441
Net income	$977	$561	$323	$(277)	$1,584
Net income attributable to non-controlling interests in subsidiaries	$–	$61	$–	$–	$61
Net income attributable to equity holders of the Bank	$977	$500	$323	$(277)	$1,523
Average assets ($ billions)	$307	$145	$352	$114	$918
Average liabilities ($ billions)	$231	$112	$277	$243	$863
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $53 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18; International Banking – $111 and Other– $(31).
(4)	Other segment includes restructuring charge of $378.

	For the three months ended January 31, 2016
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,738	$1,558	$302	$(79)	$3,519
Non-interest income(3)	1,239	892	746	(31)	2,846
Total revenues	2,977	2,450	1,048	(110)	6,365
Provision for credit losses	194	291	54	–	539
Non-interest expenses	1,596	1,411	507	54	3,568
Provision for income taxes	312	187	121	(176)	444
Net income	$875	$561	$366	$12	$1,814
Net income attributable to non-controlling interests in subsidiaries	$–	$56	$–	$–	$56
Net income attributable to equity holders of the Bank	$875	$505	$366	$12	$1,758
Average assets ($ billions)	$307	$143	$358	$103	$911
Average liabilities ($ billions)	$229	$108	$265	$254	$856
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $149 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $122 and Other – $(35).

	For the three months ended April 30, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$1,574	$1,380	$259	$(15)	$3,198
Non-interest income(3)	1,210	751	839	(61)	2,739
Total revenues	2,784	2,131	1,098	(76)	5,937
Provision for credit losses	169	266	13	–	448
Non-interest expenses	1,487	1,224	467	46	3,224
Provision for income taxes	299	154	169	(154)	468
Net income	$829	$487	$449	$32	$1,797
Net income attributable to non-controlling interests in subsidiaries	$–	$40	$–	$–	$40
Net income attributable to equity holders of the Bank	$829	$447	$449	$32	$1,757
Average assets ($ billions)	$298	$128	$355	$89	$870
Average liabilities ($ billions)	$216	$94	$247	$262	$819
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $117 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $19; International Banking – $112 and Other – $(32).

54    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2016
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$3,456	$3,148	$611	$(178)	$7,037
Non-interest income(3)	2,577	1,771	1,495	79	5,922
Total revenues	6,033	4,919	2,106	(99)	12,959
Provision for credit losses	398	671	172	50	1,291
Non-interest expenses(4)	3,145	2,765	1,000	475	7,385
Provision for income taxes	638	361	245	(359)	885
Net income	$1,852	$1,122	$689	$(265)	$3,398
Net income attributable to non-controlling interests in subsidiaries	$–	$117	$–	$–	$117
Net income attributable to equity holders of the Bank	$1,852	$1,005	$689	$(265)	$3,281
Average assets ($ billions)	$307	$144	$355	$108	$914
Average liabilities ($ billions)	$230	$110	$271	$249	$860
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $202 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $33; International Banking – $233 and Other – $(66).
(4)	Other segment includes restructuring charge of $378.

	For the six months ended April 30, 2015
Taxable equivalent basis(1) ($ millions)	Canadian Banking	International Banking	Global Banking and Markets	Other(2)	Total
Net interest income	$3,125	$2,729	$526	$(13)	$6,367
Non-interest income(3)	2,391	1,477	1,604	(39)	5,433
Total revenues	5,516	4,206	2,130	(52)	11,800
Provision for credit losses	334	551	26	–	911
Non-interest expenses	2,951	2,428	932	110	6,421
Provision for income taxes	587	276	319	(237)	945
Net income	$1,644	$951	$853	$75	$3,523
Net income attributable to non-controlling interests in subsidiaries	$–	$87	$–	$–	$87
Net income attributable to equity holders of the Bank	$1,644	$864	$853	$75	$3,436
Average assets ($ billions)	$297	$124	$347	$82	$850
Average liabilities ($ billions)	$215	$91	$242	$252	$800
(1)	Refer to page 4 for a discussion of non-GAAP measures.
(2)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and non-interest income and provision for income taxes of $209 to arrive at the amounts reported in the Consolidated Statement of Income, differences in the actual amount of costs incurred and charged to the operating segments.
(3)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $34; International Banking – $220 and Other – $(65).

16.	Non-interest income

The following table presents details of banking revenues and wealth management revenues in non-interest income.

	For the three months ended			For the six months ended
($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Banking
Card revenues	$330	$329	$263	$659	$522
Deposit and payment services	313	326	306	639	608
Credit fees	277	285	261	562	513
Other	105	101	90	206	180
	1,025	1,041	920	2,066	1,823
Banking fee related expenses	136	136	102	272	195
Total banking revenues	$889	$905	$818	$1,794	$1,628
Wealth management
Mutual funds	$393	$412	$405	$805	$798
Brokerage fees	245	255	254	500	501
Investment management and trust	162	160	165	322	324
Total wealth management revenues	$800	$827	$824	$1,627	$1,623

Scotiabank Second Quarter Report 2016    55

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	April 30 2015
Basic earnings per common share
Net income attributable to common shareholders	$1,489	$1,730	$1,727	$3,219	$3,376
Weighted average number of common shares outstanding (millions)	1,203	1,203	1,210	1,203	1,213
Basic earnings per common share(1) (in dollars)	$1.24	$1.44	$1.43	$2.68	$2.78
Diluted earnings per common share
Net income attributable to common shareholders	$1,489	$1,730	$1,727	$3,219	$3,376
Adjustments to net income due to share-based payment options and others(2)	25	19	16	44	34
Net income attributable to common shareholders (diluted)	$1,514	$1,749	$1,743	$3,263	$3,410
Weighted average number of common shares outstanding (millions)	1,203	1,203	1,210	1,203	1,213
Adjustments to average shares due to share-based payment options and others(2) (millions)	25	22	21	22	20
Weighted average number of diluted common shares outstanding (millions)	1,228	1,225	1,231	1,225	1,233
Diluted earnings per common share(1) (in dollars)	$1.23	$1.43	$1.42	$2.66	$2.77
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain tandem stock appreciation rights and options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments

(a) Risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2015.

(i) Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.

Credit risk exposures disclosed below are presented based on Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default(1)	As at
	April 30, 2016			January 31 2016	October 31 2015
($ millions)	AIRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail(2)
Drawn(3)	$351,482	$56,033	$407,515	$395,556	$367,774
Undrawn commitments	65,172	4,571	69,743	74,534	72,434
Other exposures(4)	97,983	2,756	100,739	113,329	105,581
Total non-retail	$514,637	$63,360	$577,997	$583,419	$545,789
Retail
Drawn(5)	$140,817	$57,589	$198,406	$224,721	$217,785
Undrawn commitments	34,819	–	34,819	34,140	31,048
Total retail	$175,636	$57,589	$233,225	$258,861	$248,833
Total	$690,273	$120,949	$811,222	$842,280	$794,622
(1)	After credit risk mitigation and excludes available-for-sale equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and debt investment securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitization, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

56    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Credit quality of non-retail exposures

The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2015.

Credit quality of retail exposures

The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of April 30, 2016, 62% (January 31, 2016 – 48%; October 31, 2015 – 49%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 51% (January 31, 2016 – 53%; October 31, 2015 – 53%).

Retail standardized portfolio

The retail standardized portfolio of $58 billion as at April 30, 2016 (January 31, 2016 – $59 billion; October 31, 2015 – $54 billion), was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in the Caribbean and Latin America. Of the total standardized retail exposures, $28 billion (January 31, 2016 – $30 billion; October 31, 2015 – $28 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.

(ii) Liquidity risk

Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

The key elements of the Bank’s liquidity risk management framework include:

–	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;
–	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;
–	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;
–	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and
–	liquidity contingency planning.

The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.

(iii) Market risk

Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Interest rate risk

Interest rate risk, inclusive of credit spread risk, is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer.

Non-trading interest rate sensitivity

Based on the Bank’s interest rate positions, the following table shows the pro-forma after-tax impact on the Bank’s net income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 and 200 basis point (bp) increase and decrease in interest rates across major currencies as defined by the Bank.

	As at
	April 30, 2016						January 31, 2016		April 30, 2015
	Net income			Economic value
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net income	Economic value	Net income	Economic value
+100 bps	$(7)	$51	$44	$(50)	$(549)	$(599)	$160	$(326)	$124	$(444)
-100 bps(1)	2	(15)	(13)	(129)	625	496	(43)	129	(36)	389
+200 bps	$(14)	$104	$90	$(215)	$(1,045)	$(1,260)	$324	$(657)	$247	$(959)
-200 bps(1)	2	(18)	(16)	(632)	1,093	461	(47)	135	(43)	421
(1)	Corresponding with the current low interest rate environment; the annual income sensitivity for CAD, US, EUR, and GBP exposures are measured using a 25 basis points decline. April 30, 2015 amounts have been restated to reflect this change.

Scotiabank Second Quarter Report 2016    57

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Non-trading foreign currency risk

Foreign currency risk is the risk of loss due to changes in spot and forward rates.

As at April 30, 2016, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $59 million (January 31, 2016 – $55 million; April 30, 2015 – $59 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.

A similar change in the Canadian dollar as at April 30, 2016, would decrease (increase) the unrealized foreign currency translation gains in the accumulated other comprehensive income section of shareholders’ equity by approximately $313 million (January 31, 2016 – $335 million; April 30, 2015 – $281 million), net of hedging.

Non-trading equity risk

Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its available-for-sale equity portfolios. The fair value of available-for-sale equity securities is shown in Note 6.

Trading portfolio risk management

The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	April 30, 2016			April 30 2016	January 31 2016	April 30 2015
($ millions)	Average	High	Low
Credit spread plus interest rate	$11.1	$13.4	$7.9	$7.9	$13.8	$7.3
Credit spread	8.9	11.7	7.6	7.7	9.9	7.2
Interest rate	5.5	7.6	3.7	5.8	6.4	3.1
Equities	3.2	6.4	2.0	2.3	3.9	2.1
Foreign exchange	1.2	2.5	0.7	1.1	1.3	0.8
Commodities	2.0	3.7	1.4	2.2	3.1	4.7
Debt specific	7.2	11.1	5.1	5.1	10.8	4.4
Diversification effect	(10.9)	n/a	n/a	(8.8)	(15.2)	(9.8)
Total VaR	$13.9	$17.6	$9.7	$9.7	$17.7	$9.4
Total Stressed VaR	$30.0	$37.4	$25.3	$28.3	$26.7	$19.7

(iv) Operational risk

Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.

Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank is very successful at managing operational risk with a view to safeguarding client assets and preserving shareholder value. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.

(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain financial instruments at fair value through profit or loss. These include:

•	certain investments and loans, in order to significantly reduce an accounting mismatch between fair value changes in these assets and fair value changes in related derivatives; and

•	certain deposit note liabilities containing extension and equity linked features that are economically hedged with derivatives and managed on a fair value basis.

For assets designated at fair value through profit or loss, changes in fair value are recognized in net income. For liabilities designated at fair value through profit or loss, changes in fair value arising from changes in the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income, unless doing so would create or increase an accounting mismatch. All other changes in fair value are recognized in net income.

For deposit note liabilities designated at fair value through profit or loss, presenting changes in fair value due to changes in the Bank’s own credit risk in other comprehensive income would not create or increase an accounting mismatch in net income since the Bank does not currently hedge its own credit risk.

The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate. The change in fair value attributable to change in credit risk is determined by the change in the cumulative fair value adjustment due to own credit risk.

58    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of assets and liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value			Cumulative change in fair value(1)
	As at			For the three months ended			As at
($ millions)	April 30 2016	January 31 2016	April 30 2015	April 30 2016	January 31 2016	April 30 2015	April 30 2016	January 31 2016	April 30 2015
Assets
Investment securities(2)	$15	$87	$129	$–	$(1)	$ –	$ 11	$11	$ 12
Loans(3)	195	209	–	(14)	(10)	–	(2)	8	–
Liabilities
Deposit note liabilities(4)	1,629	1,582	1,102	(123)	98	(10)	94	222	10
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)	Changes in fair value are recorded in non-interest income – other.
(3)	Changes in fair value are recorded in non-interest income – trading.
(4)	Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading.

The following tables present the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Term deposits
($ millions)	Contractual maturity amount	(1)	Carrying value	Difference between carrying value and contractual maturity amount	Change in fair value for the three month period due to changes in own credit risk (2)	Cumulative changes in fair value due to changes in own credit risk	(2)(3)
As at April 30, 2016	$ 1,723		$1,629	$ 94	$ (20)	$ –
As at January 31, 2016	1,804		1,582	222	5	20
As at April 30, 2015	1,112		1,102	10	(4)	(5)
(1)	As at October 31, 2014, the contractual maturity amount of term deposits designated at fair value through profit or loss was $483.
(2)	Amounts are recorded as a gain (loss) in other comprehensive income.
(3)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

(c) Financial instruments – fair value

Fair value of financial instruments

The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2015 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.

Scotiabank Second Quarter Report 2016    59

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table sets out the fair values of financial instruments of the Bank. The fair values disclosed do not include non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2016			January 31, 2016			October 31, 2015
($ millions)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)	Total fair value	Total carrying value	Favourable/ (Unfavourable)
Assets:
Cash and deposits with financial institutions	$61,215	$61,215	$–	$75,253	$75,253	$–	$73,927	$73,927	$–
Trading assets	101,367	101,367	–	104,276	104,276	–	99,140	99,140	–
Financial instruments designated at fair value through profit or loss	210	210	–	296	296	–	320	320	–
Securities purchased under resale agreements and securities borrowed	104,022	104,022	–	96,267	96,267	–	87,312	87,312	–
Derivative financial instruments	42,318	42,318	–	51,958	51,958	–	41,003	41,003	–
Investment securities – available-for-sale	47,257	47,257	–	45,677	45,677	–	42,565	42,565	–
Investment securities – held-to-maturity	19,531	19,383	148	14,842	14,750	92	716	651	65
Loans	471,090	466,845	4,245	480,559	476,553	4,006	463,047	458,628	4,419
Customers’ liability under acceptances	10,008	10,008	–	10,416	10,416	–	10,296	10,296	–
Other financial assets	8,734	8,734	–	8,822	8,822	–	9,024	9,024	–
Liabilities:
Deposits	611,010	609,313	(1,697)	632,563	630,891	(1,672)	602,606	600,919	(1,687)
Financial instruments designated at fair value through profit or loss	1,629	1,629	–	1,582	1,582	–	1,486	1,486	–
Acceptances	10,008	10,008	–	10,416	10,416	–	10,296	10,296	–
Obligations related to securities sold short	22,351	22,351	–	23,718	23,718	–	20,212	20,212	–
Derivative financial instruments	47,308	47,308	–	53,871	53,871	–	45,270	45,270	–
Obligations related to securities sold under repurchase agreements and securities lent	102,392	102,392	–	89,470	89,470	–	77,015	77,015	–
Subordinated debentures	7,559	7,499	(60)	7,707	7,759	52	6,234	6,182	(52)
Other financial liabilities	23,480	23,195	(285)	28,919	28,705	(214)	25,778	25,443	(335)

(d) Fair value hierarchy

The best evidence of fair value for a financial instrument is the quoted price in an active market. Quoted market prices represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.

Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices, present value of cash flows or other valuation techniques. Fair value estimates normally do not consider forced or liquidation sales.

Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are considered Level 3.

60    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy of instruments carried at fair value on a recurring basis.

	As at
	April 30, 2016				January 31, 2016
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$8,818	$–	$8,818	$–	$9,408	$–	$9,408
Trading assets
Loans	–	19,060	–	19,060	–	17,960	–	17,960
Canadian federal government and government guaranteed debt	9,684	–	–	9,684	10,323	–	–	10,323
Canadian provincial and municipal debt	–	5,294	–	5,294	–	5,422	–	5,422
US treasury and other US agencies’ debt	8,060	–	–	8,060	6,676	–	–	6,676
Other foreign governments’ debt	8,457	2,203	–	10,660	7,550	3,187	–	10,737
Corporate and other debt	100	11,705	34	11,839	82	12,825	68	12,975
Income funds	109	1,002	1,139	2,250	84	1,117	1,296	2,497
Equity securities	32,709	115	4	32,828	35,582	105	5	35,692
Other(2)	1,692	–	–	1,692	1,994	–	–	1,994
	$60,811	$48,197	$1,177	$110,185	$62,291	$50,024	$1,369	$113,684

Financial assets designated at fair value through profit or loss	$15	$195	$–	$210	$17	$278	$1	$296
Investment securities(3)
Canadian federal government and government guaranteed debt	9,101	1,828	–	10,929	6,774	2,082	–	8,856
Canadian provincial and municipal debt	902	2,625	–	3,527	1,137	2,679	–	3,816
US treasury and other US agencies’ debt	10,917	107	–	11,024	8,345	119	–	8,464
Other foreign governments’ debt	6,790	7,319	426	14,535	8,148	7,374	465	15,987
Corporate and other debt	636	3,737	106	4,479	968	4,341	194	5,503
Mortgage-backed securities	127	191	16	334	96	194	16	306
Equity securities	1,458	248	723	2,429	1,339	284	1,122	2,745
	$29,931	$16,055	$1,271	$47,257	$26,807	$17,073	$1,797	$45,677

Derivative financial instruments
Interest rate contracts	$–	$15,387	$39	$15,426	$–	$17,124	$43	$17,167
Foreign exchange and gold contracts	–	21,815	–	21,815	–	26,642	–	26,642
Equity contracts	176	1,594	216	1,986	164	2,879	211	3,254
Credit contracts	–	623	–	623	–	1,267	–	1,267
Commodity contracts	839	1,629	–	2,468	1,498	2,130	–	3,628
	$1,015	$41,048	$255	$42,318	$1,662	$50,042	$254	$51,958

Liabilities:
Deposits(4)	$–	$(88)	$1,119	$1,031	$–	$(168)	$1,276	$1,108

Financial liabilities designated at fair value through profit or loss	$–	$1,629	$–	$1,629	$–	$1,582	$–	$1,582

Obligations related to securities sold short	$18,978	$3,373	$–	$22,351	$19,723	$3,995	$–	$23,718

Derivative financial instruments
Interest rate contracts	$–	$14,254	$147	$14,401	$–	$15,626	$132	$15,758
Foreign exchange and gold contracts	4	24,485	–	24,489	5	28,593	–	28,598
Equity contracts	226	2,463	194	2,883	170	1,808	391	2,369
Credit contracts	–	1,645	2	1,647	–	1,831	7	1,838
Commodity contracts	822	3,066	–	3,888	1,126	4,182	–	5,308
	$1,052	$45,913	$343	$47,308	$1,301	$52,040	$530	$53,871
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $19,383 (January 31, 2016 – $14,750).
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Second Quarter Report 2016    61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2015
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals(1)	$–	$10,550	$–	$10,550
Trading assets
Loans	–	18,341	–	18,341
Canadian federal government and government guaranteed debt	7,295	–	–	7,295
Canadian provincial and municipal debt	–	5,281	–	5,281
US treasury and other US agencies’ debt	5,313	368	–	5,681
Other foreign governments’ debt	9,512	1,515	–	11,027
Corporate and other debt	163	13,162	67	13,392
Income funds	93	1,728	1,218	3,039
Equity securities	32,553	107	5	32,665
Other(2)	2,419	–	–	2,419
	$57,348	$51,052	$1,290	$109,690

Financial assets designated at fair value through profit or loss	$16	$279	$25	$320
Investment securities(3)
Canadian federal government and government guaranteed debt	5,752	1,997	–	7,749
Canadian provincial and municipal debt	1,085	2,621	–	3,706
US treasury and other US agencies’ debt	9,678	150	–	9,828
Other foreign governments’ debt	6,003	6,233	447	12,683
Corporate and other debt	921	4,212	137	5,270
Mortgage-backed securities	97	187	23	307
Equity securities	1,665	224	1,133	3,022
	$25,201	$15,624	$1,740	$42,565

Derivative financial instruments
Interest rate contracts	$–	$14,584	$36	$14,620
Foreign exchange and gold contracts	1	19,741	–	19,742
Equity contracts	173	2,032	102	2,307
Credit contracts	–	850	–	850
Commodity contracts	1,656	1,828	–	3,484
	$1,830	$39,035	$138	$41,003

Liabilities:
Deposits(4)	$–	$43	$1,192	$1,235

Financial liabilities designated at fair value through profit or loss	$–	$1,486	$–	$1,486

Obligations related to securities sold short	$17,073	$3,139	$–	$20,212

Derivative financial instruments
Interest rate contracts	$–	$13,443	$81	$13,524
Foreign exchange and gold contracts	3	21,470	–	21,473
Equity contracts	233	2,172	170	2,575
Credit contracts	–	2,542	12	2,554
Commodity contracts	1,201	3,943	–	5,144
	$1,437	$43,570	$263	$45,270
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices.
(2)	Consists primarily of base metal positions. The fair value of these positions is determined based on quoted prices in active markets.
(3)	Excludes investments which are held-to-maturity of $651.
(4)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Non-recurring fair value measurements

There were no non-recurring fair value measurements at April 30, 2016, January 31, 2016 and October 31, 2015.

Level 3 instrument fair value changes

Financial instruments categorized as Level 3 in the fair value hierarchy comprise certain illiquid government bonds, highly-structured corporate bonds, mortgage-backed securities, illiquid investments in private equity securities, income funds, complex derivatives, and embedded derivatives in structured deposit notes.

62    Scotiabank Second Quarter Report 2016

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2016.

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at April 30, 2016
($ millions)	Fair value, beginning of the quarter	Gain/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI (2)	Purchases/ Issuances	Sales/ Settlements	Transfers into / out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held	(3)
Trading assets(4)
Corporate and other debt	$68	$(1)	$–	$–	$(33)	$–	$34	$(1)
Income funds	1,297	(156)	–	–	(2)	–	1,139	(155	)(5)
Equity securities	5	(1)	–	–	–	–	4	(1)
	1,370	(158)	–	–	(35)	–	1,177	(157)
Investment securities
Other foreign governments’ debt	465	(2)	(37)	163	(163)	–	426	–
Corporate and other debt	194	–	–	–	(88)	–	106	–
Mortgage-backed securities	16	–	–	–	–	–	16	–
Equity securities	1,122	76	(180)	19	(314)	–	723	–
	1,797	74	(217)	182	(565)	–	1,271	–
Derivative financial instruments – assets
Interest rate contracts	43	(4)	–	–	–	–	39	(4)
Equity contracts	211	–	–	3	(2)	4	216	–	(6)
Derivative financial instruments – liabilities
Interest rate contracts	(132)	27	–	(43)	1	–	(147)	27
Equity contracts	(391)	(47)	–	(6)	269	(19)	(194)	4	(6)
Credit contracts	(7)	5	–	–	–	–	(2)	5
	(276)	(19)	–	(46)	268	(15)	(88)	32
Deposits(7)	(1,276)	157	–	–	–	–	(1,119)	157	(5)
Total	$1,615	$54	$(217)	$136	$(332)	$(15)	$1,241	$32
(1)	Gains and losses on trading assets and all derivative financial instruments are included in trading revenues in the Consolidated Statement of Income. Gains and losses on disposal of investment securities are included in net gain on sale of investment securities in the Consolidated Statement of Income.
(2)	Gains and losses from fair value changes of investment securities are presented in the net change in unrealized gains (losses) on available-for-sale securities in the Consolidated Statement of Comprehensive Income.
(3)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(4)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(5)	The unrealized gains on income fund units are mostly offset by the mark-to-market changes in an equity-linked deposit note and certain other derivative instruments in structured transactions. Both gains and offsetting losses are included in trading revenues in the Consolidated Statement of Income.
(6)	Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.
(7)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2016 and October 31, 2015:

	As at January 31, 2016
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,315	$87	$–	$–	$(32)	$–	$1,370
Investment securities	1,740	39	30	192	(204)	–	1,797
Derivative financial instruments	(125)	(92)	–	(34)	11	(36)	(276)
Deposits(3)	(1,192)	(84)	–	–	–	–	(1,276)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Scotiabank Second Quarter Report 2016    63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2015
($ millions)	Fair value, beginning of quarter	Gains/ (losses) recorded in income(1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of quarter
Trading assets(2)	$1,330	$(15)	$–	$1	$(1)	$–	$1,315
Investment securities	1,750	22	(13)	232	(251)	–	1,740
Derivative financial instruments	(45)	(31)	–	(23)	47	(73)	(125)
Deposits(3)	(1,207)	15	–	–	–	–	(1,192)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	Trading assets include an insignificant amount of financial assets designated at fair value through profit or loss.
(3)	These amounts represent embedded derivatives bifurcated from structured deposit notes.

Significant transfers

Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

During the three months ended April 30, 2016, a net amount of derivative assets of $4 million was transferred into Level 3 from Level 2, and a net amount of derivative liabilities of $19 million was transferred into Level 3 from Level 2. During the three months ended January 31, 2016, a net amount of derivative assets of $158 million was transferred into level 3 from level 2, and a net amount of derivative liabilities of $194 million was transferred into Level 3 from Level 2. During the three months ended October 31, 2015, a net amount of $73 million was transferred out of Level 3 into Level 2 for derivative instruments.

All transfers were as a result of new information being obtained regarding the observability of inputs used in the valuation.

Level 3 sensitivity

The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.

Refer to Note 7 of the Bank’s consolidated financial statements in the 2015 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Business combinations and disposition

Acquisitions

First quarter 2016

JPMorgan Canadian Credit Card Portfolio

On November 16, 2015, the Bank acquired a MasterCard and private label credit card portfolio and the related Canadian credit card operations from JPMorgan Chase Bank, N.A. for cash consideration of $1.7 billion. The acquisition was accounted for as a business combination and resulted in the recognition of approximately $1.7 billion in assets, primarily credit card loans. The acquisition forms part of the Canadian Banking business operating segment. During the second quarter, the Bank recorded preliminary fair value adjustments to the acquired loans, representing a credit mark of $121 million and an interest rate mark of $27 million, intangible assets of $73 million relating to client relationships, and goodwill of $28 million. The Bank continues to evaluate the fair values of all assets acquired and liabilities assumed.

Second quarter 2016

Citibank Panama and Costa Rica Operations

On February 1, 2016, the Bank acquired 100% of the issued and outstanding common shares of Citigroup Panama and Citigroup Costa Rican entities (renamed Scotiabank Transformandose in both countries) for cash consideration of US$360 million. The acquisition was accounted for as a business combination and resulted in the recognition of approximately $1.9 billion in assets (mainly consumer and credit card loans) and $1.6 billion in liabilities (mainly deposits). The Bank is in the process of evaluating the fair values of all assets acquired and liabilities assumed. The acquisition forms part of the International Banking business operating segment.

Disposition

Second quarter 2016

Roynat Lease Finance

On April 29, 2016, the Bank, through its wholly owned subsidiary, Roynat Inc., completed the sale of the business operations and assets of Roynat Lease Finance. Assets sold comprised mainly commercial lease receivables previously classified with Business and government loans. As a result of the transaction, the Bank recorded a gain on disposal of $116 million pre-tax ($100 million after tax), including deal and transaction costs, in non-interest income.

20.	Events after the Consolidated Statement of Financial Position date

On May 31, 2016, the Bank announced that OSFI and the TSX approved a normal course issuer bid pursuant to which it may repurchase for cancellation up to 12 million of the Bank’s common shares, which represents approximately 1% of the Bank’s common shares issued and outstanding as of May 26, 2016. Purchases under the new bid may commence on June 2, 2016, and will end on the earlier of June 1, 2017, or the date on which the Bank completes its purchases. On a quarterly basis, the Bank will consult with OSFI prior to making purchases.

64    Scotiabank Second Quarter Report 2016

SHAREHOLDER INFORMATION

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2016

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 5	January 27
April 5	April 27
July 5	July 27
October 4	October 27

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Normal Course Issuer Bid

A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Secretary’s Department at (416) 866-3672.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on May 31, 2016, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at (416) 847-6330 or 1-866-530-1553 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session.

A telephone replay of the conference call will be available from May 31, 2016, to June 15, 2016, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the identification code 450190#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

Fax: (416) 866-7867

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-6806

Fax: (416) 866-4988

E-mail: corporate.communications@scotiabank.com

Scotiabank Second Quarter Report 2016    65

SHAREHOLDER INFORMATION

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

Fax: (416) 866-4048

E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

66    Scotiabank Second Quarter Report 2016

The Bank of Nova Scotia is incorporated in Canada with limited liability.